Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

BRE DIAMOND HOTEL HOLDINGS LLC,

BRE DIAMOND HOTEL LLC,

BRE DIAMOND HOTEL ACQUISITION LLC,

STRATEGIC HOTELS & RESORTS, INC.

and

STRATEGIC HOTEL FUNDING, L.L.C.

Dated as of September 4, 2015

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS

i

ii

Exhibit A	Form of Opinion of Paul Hastings LLP

Exhibit B	Form of Company Officer’s Certificate

iii

AGREEMENT AND PLAN OF MERGER, dated as of September 4, 2015 (this “Agreement”), by and among BRE Diamond Hotel Holdings LLC, a Delaware limited liability company (“Parent”), BRE Diamond Hotel LLC, a Delaware limited liability company whose sole member is Parent (“Merger Sub”), BRE Diamond Hotel Acquisition LLC, a Delaware limited liability company whose sole member is Merger Sub (“Merger Opco” and, together with Parent and Merger Sub, the “Buyer Parties”), Strategic Hotels & Resorts, Inc., a Maryland corporation (the “Company”), and Strategic Hotel Funding, L.L.C., a Delaware limited liability company and subsidiary of the Company (the “Operating Partnership” and, together with the Company, the “Company Parties”).

RECITALS

WHEREAS, the parties wish to effect a business combination through a merger of the Company with and into Merger Sub (the “Company Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the DLLCA (as defined below), whereby, among other matters, each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than shares of Company Common Stock owned by any Buyer Party, the Company or any of their respective wholly-owned Subsidiaries, will be converted into the right to receive the Merger Consideration;

WHEREAS, Merger Sub, as the sole member of Merger Opco, and the Company, as the managing member of the Operating Partnership, have each approved the merger of Merger Opco with and into the Operating Partnership (the “Partnership Merger” and, together with the Company Merger, the “Mergers”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”), whereby each Membership Unit of the Operating Partnership (the “Membership Units”) issued and outstanding immediately prior to the Partnership Merger, other than Membership Units owned by any Buyer Party, the Company or any of their respective wholly-owned Subsidiaries, will be converted into the right to receive the Merger Consideration;

WHEREAS, the board of directors of the Company has (a) declared that this Agreement and the Mergers are advisable and in the best interests of the Company, its stockholders and the members of the Operating Partnership, (b) approved this Agreement and (c) recommended that its stockholders approve the Company Merger;

WHEREAS, (a) the sole member of Parent has approved the execution, delivery and performance of this Agreement, (b) Parent, as the sole member of Merger Sub, has approved the Company Merger and (c) Merger Sub, as the sole member of Merger Opco, has approved the Partnership Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Blackstone Real Estate Partners VIII L.P. (the “Guarantor”) is entering into a guarantee in favor of the Company pursuant to which Guarantor is guaranteeing certain of Parent’s, Merger Sub’s and Merger Opco’s obligations under this Agreement (the “Guaranty”); and

WHEREAS, each of the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions set forth herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means (a) a confidentiality agreement that contains confidentiality provisions of the relevant person that has made a Competing Proposal that are no less favorable in the aggregate in the good faith judgment of the Company to the Company than those contained in the Confidentiality Agreement or (b) a confidentiality agreement entered into by the Company with another party prior to the execution and delivery of this Agreement.

“affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

“Aggregate Membership Unit Consideration” means the product of the Merger Consideration and the number of Membership Units issued and outstanding immediately prior to the Partnership Merger Effective Time (other than Membership Units held by the Company to remain outstanding in accordance with Section 3.01(c)(ii)(A) and Membership Units held by Parent, Merger Sub, Merger Opco or any of their wholly-owned Subsidiaries to be cancelled in accordance with Section 3.01(c)(ii)(B)).

“Aggregate Common Stock Consideration” means the product of the Merger Consideration and the number of Shares issued and outstanding immediately prior to the Company Merger Effective Time (other than Shares to be cancelled in accordance with Section 3.01(a)(ii)).

“Aggregate Merger Consideration” means the sum of the Aggregate Common Stock Consideration, the Aggregate Membership Unit Consideration, the aggregate RSU Payments, the aggregate Performance Award Payments and the aggregate DSU Payments.

“Antitrust Laws” means competition, antitrust, merger control or investment Laws.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in Chicago, Illinois.

“Certificate” means any certificate representing or evidencing Shares or Membership Units.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means any change, event, state of facts or development that has had or would reasonably be expected to have a material adverse effect on (i) the business, financial condition, assets or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole or (ii) the ability of the Company or the Operating Partnership to consummate the Mergers before the Outside Date; provided, however, that in the case of clause (i) no change, event, state of facts or development resulting from any of the following shall be deemed to be or taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) the entry into or the announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of any transactions contemplated hereby, including (i) the identity of Parent and its affiliates, (ii) by reason of any communication by Parent or any of its affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of the Company and the Company Subsidiaries following the Company Merger Effective Time, (iii) the failure to obtain any third-party consent in connection with the transactions contemplated hereby and (iv) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, employees or any other person, (b) any change, event or development in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates or exchange rates, or any changes therein, in the United States or other countries in which the Company or any of the Company Subsidiaries conduct operations or any change, event or development generally affecting the lodging industry, (c) any change in the market price or trading volume of the equity securities of the Company or of the equity or credit ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency; provided, however, that the exception in this clause shall not prevent the underlying facts giving rise or contributing to such change, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred, (d) the suspension of trading in securities generally on the New York Stock Exchange, (e) any adoption, implementation, proposal or change after the date hereof in any applicable Law or GAAP or interpretation of any of the foregoing, (f) any action taken or not taken to which Parent has consented in writing, (g) any action expressly required to be taken by this Agreement or taken at the request of Parent, (h) the failure of the Company or any Company Subsidiary to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement; provided, however, that the exception in this clause (h) shall not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred; and provided, further, that this clause (h) shall not be construed as implying that the Company is making any representation or warranty with respect to any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period, (i) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism, (j) any actions or claims made or brought by any of the current or former stockholders or equityholders of the Company or any Company Subsidiary (or on their behalf or on behalf of the Company or any Company Subsidiary, but in any event only in their capacities as current or former stockholders or equityholders) arising out of this Agreement or the Mergers or (k) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; provided, that (i) with respect to clauses (b), (e), (i), and (k), such changes, events, state of facts or developments shall be taken into account to the extent they disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the lodging industry in the United States and (ii) clause (a) and clause (j) shall not apply to the use of Company Material Adverse Effect in Section 4.04 (or Section 7.02(a) as it applies to Section 4.04).

“Company Real Property” means, collectively, the Owned Real Property and the Ground Leased Real Property.

“Company Stock Plan” means the Company’s equity and equity-based compensation plans and forms of award agreements thereunder.

“Company Subsidiaries” means the Subsidiaries of the Company, including the Operating Partnership and its Subsidiaries, provided that, for purposes hereof, SHC Residences Nayarit, S de RL de CV is considered a Company Subsidiary.

“Company Termination Fee” means an amount in cash equal to $100,000,000.

“Competing Proposal” means, other than the transactions contemplated by this Agreement, any inquiry, proposal or offer (other than a proposal or offer by Parent or any of its affiliates) from any person, relating to, whether in one transaction or a series of related transactions, (a) the acquisition (directly or indirectly and whether by transfer, merger, consolidation, equity investment or otherwise) by any person of fifteen percent (15%) or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole (as determined on a book-value basis (including Indebtedness secured solely by such assets)); (b) the acquisition in any manner, directly or indirectly, by any person (including by way of tender offer or exchange offer, merger, consolidation, sale of equity interests, share exchange, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing fifteen percent (15%) or more of the issued and outstanding shares of Company Common Stock (or of any class of voting securities of the Company) or fifteen percent (15%) or more of the equity interests in the Operating Partnership; or (c) any public announcement of a proposal, plan or intention to do any of the foregoing or any Contract to engage in any of the foregoing.

“Confidentiality Agreement” means the letter regarding confidentiality between the Company and Blackstone Real Estate Advisors L.P. dated July 14, 2015.

“Contract” means any binding agreement, contract, lease (whether for real or personal property), commitment, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness, to which a person is a party or to which the properties or assets of such person are subject, whether oral or written.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“Copyrights” means United States and non-U.S. copyrights and mask works (as defined in 17 U.S.C. §901) and pending applications to register the same.

“Credit Agreement” means the Amended and Restated Senior Unsecured Credit Facility, dated as of May 27, 2015, by and among the Operating Partnership, Deutsche Bank AG New York Branch and the various financial institutions that are or may become parties thereto as lenders.

“Environmental Laws” means all Laws as in effect on or prior to the date hereof which (a) regulate or relate to (i) the protection or clean up of the environment, (ii) occupational safety and health in respect of Hazardous Substances, or (iii) the treatment, storage, transportation, handling, exposure to, disposal or Release of Hazardous Substances or (b) impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) with respect to any of the foregoing.

“Environmental Permits” means any permit, registration, identification number, license and other authorization required under any applicable Environmental Law.

“ERISA Affiliate” means any entity, which together with another entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any national, federal, state, county, municipal or local government, or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

“Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Laws including petroleum (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls), or mold.

“Indebtedness” means, as to the Company and the Company Subsidiaries, without duplication, all (a) indebtedness of the Company or any of the Company Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (b) obligations of the Company or any of the Company

Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments, (c) obligations of the Company or any of the Company Subsidiaries under capitalized leases, (d) obligations of the Company or any Company Subsidiary in respect of interest rate and currency obligation swaps, hedges or similar arrangements, and (e) obligations of the Company or any of the Company Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any person other than the Company or any of the Company Subsidiaries; provided that, for clarification, Indebtedness shall not include “trade debt” or “trade payables.”

“IRS” means the Internal Revenue Service.

“knowledge” means, (a) with respect to the Company, the actual (but not constructive or imputed) knowledge of the individuals listed in Section 1.01 of the Company Disclosure Letter (without independent investigation), and (b) with respect to Parent, the actual (but not constructive or imputed) knowledge of the individuals listed in Section 1.01 of the separate disclosure letter which has been delivered by Parent to the Company in connection with the execution and delivery of this Agreement (without independent investigation).

“Law” means any federal, state, local or foreign law (including common law), statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, charge, encumbrance, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“Management Agreement Documents” means the management agreements entered into by the Company or any Company Subsidiary pursuant to which any person (other than the Company or any Company Subsidiary) manages or operates any Company Real Property (each a “Management Company”) on behalf of the Company or any Company Subsidiary and each amendment, guarantee, license or franchise agreement (whether with the Management Company or any affiliate thereof) or other Contracts related to such management agreements and entered into by the Company or any Company Subsidiary, in each case that are material to any Company Real Property.

“Material Company Lease” means any lease, sublease or occupancy agreement of real property (other than Ground Leases) under which the Company or any Company Subsidiary is the tenant or subtenant or serves in a similar capacity, (x) providing for annual rentals of $500,000 or more or (y) demising more than 5,000 square feet of space.

“Material Space Lease” means any lease, sublease, license or occupancy agreement of real property (other than Ground Leases) under which the Company or any Company Subsidiary is the landlord or sub-landlord or serves in a similar capacity, (x) providing for annual rentals of $500,000 or more or (y) demising more than 5,000 square feet of space.

“Operating Partnership Agreement” means the Limited Liability Company Agreement of the Operating Partnership, dated as of June 18, 2004, among the Company and the other members named therein, as amended by the First Amendment thereto, dated as of March 15, 2005, the Second Amendment thereto, dated as of June 30, 2005, the Third Amendment thereto, dated as of January 31, 2006, the Fourth Amendment thereto, dated as of May 17, 2006, the Fifth Amendment thereto, dated as of March 1, 2007 and the Sixth Amendment thereto, dated December 12, 2007.

“Parent Parties” means, collectively, Parent, Merger Sub, Merger Opco, the Guarantor and any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, affiliates, successors or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate, successor or assignee of any of the foregoing.

“Parent Termination Fee” means an amount in cash equal to $400,000,000.

“Patents” means United States and non-U.S. patents, provisional patent applications, patent applications, continuations, continuations-in-part, extensions, divisions, reissues, patent disclosures, industrial designs, inventions (whether or not patentable or reduced to practice) and improvements thereto.

“Payroll Agent” means the payroll agent of the Company.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which are being contested in good faith or for which appropriate reserves have been established in accordance with GAAP, (b) mechanic’s, workmen’s, repairmen’s, carrier’s, warehousemen’s or other like Liens for amounts not yet due and payable or the amount or validity of which are being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP, (c) Liens for which title insurance coverage has been obtained, (d) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey or a personal inspection of the property (other than such matters that, individually or in the aggregate, materially adversely impair the current use, operation or value of the subject real property), (e) Liens securing Indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date hereof or that the Company or a Company Subsidiary is permitted to enter into pursuant to the terms of Section 6.01, (f) rights of tenants or other parties in possession, without any right of first refusal, right of first offer or other option to purchase any Company Real Property (or any portion thereof), (g) title to any portion of any owned or leased real property lying within the boundary of any public or private road, easement or right of way, (h) rights of parties in possession, (i) Liens created, imposed or promulgated by Law or by any Governmental Entities, including zoning regulations, use restrictions and building codes, (j) such other Liens or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges or encumbrances disclosed in policies or commitments of title insurance that, individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the existing use, operation or value of, the property or asset affected by the applicable Lien or constitute a Company Material Adverse Effect, (k) Liens, rights or obligations created by or resulting from the acts or omission of the Buyer Parties or any of their affiliates and their respective investors, lenders, employees, officers, directors, members, stockholders, agents, representatives, contractors, invitees or licensees or any person claiming by, through or under any of the foregoing, and (l) any other Liens that individually or in the aggregate, would not reasonably be expected to materially adversely impair the current use, operation or value of the subject real property.

“person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person or group as defined in Section 13(d)(3) of the Exchange Act).

“Prior Sale Agreements” means any purchase or sale Contract relating to any real property or leasehold interest in any Ground Lease conveyed, transferred, assigned or otherwise disposed of by the Company or any Company Subsidiaries since January 1, 2010, except for easements or similar interests.

“REIT” means a “real estate investment trust” within the meaning of Section 856(a) of the Code.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Representatives” means, with respect to any person, the directors, officers, employees, advisors (including investment bankers, financial advisors, legal counsel, accountants and consultants) and other agents and representatives of such person and its Subsidiaries, and in the case of the Buyer Parties, subject to Section 6.07(b), any potential Debt Financing sources (and their advisors) and potential purchasers of assets (and their advisors and financing sources).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Solvent” when used with respect to any person, means that, as of any date of determination, (a) the “present fair saleable value” of such person’s total assets exceeds the value of such person’s total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage, and (c) such person will be able to pay all of its liabilities (including contingent liabilities) as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.

“Subsidiary” of any person means another person at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first person and/or by one or more of its Subsidiaries or of which such first person and/or one of its Subsidiaries serves as a general partner (in the case of a partnership) or a manager or managing member (in the case of a limited liability entity) or similar function.

“Superior Proposal” means a bona fide written Competing Proposal (with all references in the definition of Competing Proposal to “fifteen percent (15%)” changed to “fifty percent (50%)” for purposes of this definition) made by any person on terms that the Company’s board of directors determines in good faith, after consultation with the Company’s outside financial and legal advisors, is reasonably likely to be consummated and would result, if consummated, in a transaction that is more favorable to the Company’s stockholders from a financial point of view than the Company Merger, after taking into account (i) the legal, financial, regulatory or other aspects of such proposal, (ii) the likelihood and timing of consummation (as compared to the transactions contemplated by this Agreement) and (iii) any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent (including pursuant to Section 6.03 of this Agreement).

“Tax” and “Taxes” means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum or any other tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

“Tax Protection Agreements” means any Contract to which the Company or any Company Subsidiary is a party pursuant to which: (a) any liability to holders of equity of a Company Subsidiary (including holders of Membership Units) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (b) in connection with the deferral of income Taxes of a holder of equity of a Company Subsidiary (including holders of Membership Units), the Company or any of the Company Subsidiaries have agreed to (i) maintain a minimum level of debt or continue a particular debt or allow a partner or member to guarantee any debt, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, or (iv) only dispose of assets in a particular manner; or (c) limited partners of the Operating Partnership have guaranteed debt of the Operating Partnership.

“Tax Return” means any return, report or similar statement filed or required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

“Tax Sharing Arrangement” means any written or unwritten agreement or arrangement providing for the allocation or payment of Tax liabilities or payment for Tax benefits, other than customary Tax prorations and related indemnities contained in real estate transfer agreements and instruments.

“Trademarks” means United States, state and non-U.S. trademarks, service marks, trade names, corporate names, designs, logos, slogans, social media identifiers, domain names and general intangibles of like nature, including all goodwill associated therewith, and any registrations and applications to register the foregoing.

“Trade Secrets” means trade secrets and confidential ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans and other proprietary information, all of which derive value, monetary or otherwise, from being maintained in confidence.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2015 Bonus	6.11(e)
Agreement	Preamble
Alternative Acquisition Agreement	6.03(c)
Approved Debt Financing Sources	6.07(a)
Articles of Merger	2.03(a)
Bankruptcy and Equity Exception	4.03(a)
Benefit Protection Period	6.11(a)
Bonus Recipient	6.11(e)
Book-Entry Shares	3.01(a)
Book-Entry Membership Units	3.01(c)
Buyer Parties	Preamble
Certificate of Company Merger	2.03(a)
Certificate of Partnership Merger	2.03(b)
Change of Company Recommendation	6.03(c)
Closing	2.02
Closing Date	2.02
Company	Preamble
Company Benefit Plan	4.12(a)
Company Bylaws	4.01(b)(ii)
Company Charter	4.01(b)(i)
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Employee	6.11(a)
Company Financial Statements	4.06
Company Intellectual Property Rights	4.17(a)
Company Material Contract	4.18(b)
Company Merger	Recitals
Company Merger Effective Time	2.03(a)
Company Parties	Preamble
Company Permits	4.05(a)
Company Preferred Stock	4.02(a)
Company Recommendation	6.04(c)
Company SEC Documents	4.06
Company Stockholder Approval	4.22
Company Stockholder Meeting	6.04(c)
D&O Insurance	6.09(b)

Debt Financing	6.07(b)
DLLCA	Recitals
DSOS	2.03(b)
DSU Award	3.03(c)
DSU Payments	3.03(c)
Equity Commitment Letter	5.07(a)
Equity Financing	5.07(a)
Equity Financing Source	5.07(a)
Estimated 2015 Bonus	6.11(e)
Existing Indebtedness	4.18(b)(iii)
Existing Loan Consent	6.07(d)
Existing Loan Documents	4.18(b)(iii)
Existing Loan Lenders	6.07(d)
Existing Loan Notice	6.07(d)
ERISA	4.12(a)
Escrow Agreement	8.02(c)
Exchange Fund	3.02(a)
FCPA	4.05(b)
Ground Lease	4.15(b)
Ground Leased Real Property	4.15(b)
Ground Leases	4.15(b)
Guaranty	Recitals
Guarantor	Recitals
Indemnified Parties	6.09(a)
Indemnified Party	6.09(a)
Indemnified Liabilities	6.09(a)
Intellectual Property Rights	4.17(a)
Liability Limitation	9.12(c)
Management Company	1.01
Membership Units	Recitals
Mergers	Recitals
Merger Consideration	3.01(a)(i)
Merger Opco	Preamble
Merger Sub	Preamble
MGCL	Recitals
Notice of Change of Recommendation	6.03(d)(ii)
Operating Partnership	Preamble
Outside Date	8.01(b)
Owned Real Property	4.15(a)
Parent	Preamble
Partnership Merger	Recitals
Partnership Merger Effective Time	2.03(b)
Paying Agent	3.02(a)
Performance Award	3.03(b)
Performance Award Payments	3.03(b)
Permit	4.05(a)

Proxy Statement	4.07
Qualifying REIT Income	8.02(c)(i)
REIT Subsidiary	4.14(b)
RSU Award	3.03(a)
RSU Payments	3.03(a)
Sarbanes-Oxley Act	4.06
SDAT	2.03(a)
Share	3.01(a)(i)
Shares	3.01(a)(i)
Surviving Company	2.01(a)
Surviving Partnership	2.01(b)
Takeover Statute	4.21
Transfer and Gains Taxes	6.13
Treasury Regulation	3.05

ARTICLE II

THE MERGERS

SECTION 2.01 The Mergers.

(a) Company Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and the DLLCA, at the Company Merger Effective Time, the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company shall cease, and Merger Sub shall continue as the surviving limited liability company (the “Surviving Company”).

(b) Partnership Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DLLCA, at the Partnership Merger Effective Time, Merger Opco shall be merged with and into the Operating Partnership, whereupon the separate existence of Merger Opco shall cease, and the Operating Partnership shall continue as the surviving limited liability company (the “Surviving Partnership”).

SECTION 2.02 Closing. The closing of the Mergers (the “Closing”) will take place at 10:00 a.m. (Central prevailing time) on a date to be agreed by Parent and the Company, but no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions) at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois 60603, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to as the “Closing Date.”

SECTION 2.03 Effective Times.

(a) Company Merger Effective Time. Concurrently with the Closing and immediately following the Partnership Merger Effective Time, the Company and Merger Sub shall (i) file the articles of merger with respect to the Company Merger (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in such form as required by, and executed in accordance with, the applicable provisions of the MGCL and (ii) file the certificate of merger with respect to the Company Merger (the “Certificate of Company Merger”) with the DSOS in such form as required by, and executed in accordance with, the applicable provisions of the DLLCA. The Company Merger shall become effective at the later of the date and time at which the Articles of Merger are accepted for record by the SDAT and the Certificate of Company Merger has been filed with the DSOS or at such other date and time as is agreed between the parties and specified in the Articles of Merger and the Certificate of Company Merger, which shall not be more than thirty days after the Articles of Merger are accepted for record by the SDAT (such date and time, the “Company Merger Effective Time”).

(b) Partnership Merger Effective Time. Concurrently with the Closing and immediately prior to the filing and acceptance for record of the Articles of Merger with the SDAT and the filing of the Certificate of Company Merger with the DSOS, the Operating Partnership shall file the certificate of merger (the “Certificate of Partnership Merger”) with the

Secretary of State of the State of Delaware (the “DSOS”) in such form as required by, and executed in accordance with, the applicable provisions of the DLLCA. The Partnership Merger shall become effective on the date and time at which the Certificate of Partnership Merger has been duly filed with the DSOS or at such other date and time as is agreed between the parties and specified in the Certificate of Partnership Merger (such date and time, the “Partnership Merger Effective Time”).

SECTION 2.04 Organizational Documents, Managing Member and Officers of the Surviving Company, Managing Member and Officers of Surviving Partnership.

(a) Managing Member; Organizational Documents of the Surviving Company. At the Company Merger Effective Time, (i) Parent shall continue as the managing member of the Surviving Company until replaced in accordance with applicable Law and the limited liability company agreement of the Surviving Company, (ii) the certificate of formation of Merger Sub, as in effect immediately prior to the Company Merger Effective Time, shall be the certificate of formation of the Surviving Company, until thereafter amended as provided by Law and (iii) the limited liability company agreement of Merger Sub, as in effect immediately prior to the Company Merger Effective Time, shall be the limited liability company agreement of the Surviving Company, until thereafter amended as provided therein or by Law.

(b) Managing Member; Organizational Documents of the Surviving Partnership. At the Partnership Merger Effective Time, (i) the Company shall continue as the managing member of the Surviving Partnership until the Company Merger Effective Time when the Surviving Company shall become the managing member of the Surviving Partnership until replaced in accordance with applicable Law and the limited liability company agreement of the Surviving Partnership, (ii) the certificate of formation of the Operating Partnership, as in effect immediately prior to the Partnership Merger Effective Time, shall be the certificate of formation of the Surviving Partnership, until thereafter amended as provided by Law and (iii) the limited liability company agreement of Merger Opco, as in effect immediately prior to the Partnership Merger Effective Time, shall be the limited liability company agreement of the Surviving Partnership, until thereafter amended as provided therein or by Law.

(c) Officers of the Surviving Company. From and after the Company Merger Effective Time, the officers of the Company at the Company Merger Effective Time shall be the officers of the Surviving Company, each to hold office in accordance with the limited liability company agreement of the Surviving Company.

(d) Officers of the Surviving Partnership. From and after the Partnership Merger Effective Time, the officers of the Operating Partnership at the Partnership Merger Effective Time shall be the officers of the Surviving Partnership, each to hold office in accordance with the certificate of formation of the Surviving Partnership and the limited liability company agreement of the Surviving Partnership.

ARTICLE III

EFFECTS OF THE MERGERS

SECTION 3.01 Conversion of Securities.

(a) At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of the Company or limited liability company interests of Merger Sub:

(i) Conversion of Company Common Stock. Each share of Company Common Stock (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Company Merger Effective Time, other than Shares to be cancelled in accordance with Section 3.01(a)(ii), shall automatically be converted into the right to receive $14.25 in cash, without interest (the “Merger Consideration”), and all of such Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate or non-certificated Share represented by book-entry (“Book-Entry Shares”) that formerly represented any of the Shares (other than Shares to be cancelled in accordance with Section 3.01(a)(ii)) shall thereafter represent only the right to receive the Merger Consideration (less required withholdings as provided in Section 3.05).

(ii) Cancellation of Company-Owned Shares and Parent-Owned Shares. All Shares that are owned of record by the Company or any wholly-owned Company Subsidiary and all Shares owned of record by the Buyer Parties or any of their respective wholly-owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(iii) Limited Liability Company Interests of Merger Sub. All limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain as the issued and outstanding limited liability company interests of the Surviving Company.

(b) Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Company Merger Effective Time or Partnership Merger Effective Time, as applicable, the number of outstanding shares of Company Common Stock or Membership Units, as applicable, shall have been changed into a different number of shares or units or a different class by reason of any reclassification, stock or unit split (including a reverse stock or unit split), recapitalization, split-up, combination, exchange of shares or units, readjustment or other similar transaction, or a stock or unit dividend or stock or unit distribution thereon shall be declared with a record date within said period, the Merger Consideration shall be appropriately adjusted to provide the holders of Shares and the holders of Membership Units, as applicable, the same economic effect as contemplated by this Agreement prior to such event. In addition, the Merger Consideration shall be subject to adjustment as contemplated by Section 6.01(d).

(c) Conversion of Membership Units. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of Merger Opco, the Operating Partnership or the holders of any Membership Units of the Operating Partnership:

(i) Each Membership Unit issued and outstanding immediately prior to the Partnership Merger Effective Time (other than any Membership Units to remain outstanding in accordance with Section 3.01(c)(ii)(A) or to be cancelled in accordance with Section 3.01(c)(ii)(B)) shall automatically be converted into the right to receive the Merger Consideration, and all of such Membership Units shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate or non-certificated Membership Units represented by book-entry (“Book-Entry Membership Units”) that formerly represented any of the Membership Units (other than any Membership Units to remain outstanding in accordance with Section 3.01(c)(ii)(A) or to be cancelled in accordance with Section 3.01(c)(ii)(B)) shall thereafter represent only the right to receive the Merger Consideration (less required withholdings as provided in Section 3.05).

(ii) Each Membership Unit (A) held by the Company immediately prior to the Partnership Merger Effective Time shall remain outstanding as a Membership Unit of the Surviving Partnership in accordance with the certificate of formation of the Surviving Partnership and the limited liability company agreement of the Surviving Partnership and (B) held by Parent, Merger Sub, Merger Opco or any of their wholly-owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(iii) Each limited liability company interest of Merger Opco issued and outstanding immediately prior to the Partnership Member Effective Time shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

SECTION 3.02 Exchange of Certificates and Membership Units; Payment for Shares and Membership Units.

(a) Paying Agent. At or prior to the Company Merger Effective Time, Parent shall deposit with a United States-based nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), in trust for the benefit of the holders of Shares and Membership Units, a cash amount in immediately available funds equal to the sum of the Aggregate Common Stock Consideration and the Aggregate Membership Unit Consideration (the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Sections 3.01(a)(i) and 3.01(c)(i), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount sufficient to make such payments. Funds made available to the Paying Agent shall be invested by the Paying Agent, as directed by Parent, in short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than 30 days, pending payment thereof by the Paying Agent to the holders of Shares and Membership Units pursuant to this Article III; provided, however, that, no investment of such deposited funds shall relieve Parent, the Surviving Company, the Surviving Partnership or the Paying Agent from promptly making the payments required by this Article III, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent, for the benefit of the holders of Shares and Membership Units, in the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Paying Agent for payment of the Aggregate Common Stock Consideration to holders of Shares and payment of the Aggregate Membership Unit Consideration to holders of Membership Units. Parent shall direct the Paying Agent to hold the Exchange Fund for the benefit of the former holders of Company Common Stock and Membership Units and to make payments from the Exchange Fund in accordance with Section 3.02(b). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.02(b), except to the extent expressly provided for in this Agreement.

(b) Procedures for Surrender.

(i) Certificates. As promptly as practicable after the Company Merger Effective Time and in any event not later than the fifth Business Day thereafter, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate, in each case whose Shares or Membership Units, as applicable, were converted into the right to receive the Merger Consideration at the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable, pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 3.02(f)) to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent and the Company may reasonably agree; and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of Certificates (or affidavits of loss in lieu thereof in accordance with Section 3.02(f)) for cancellation to the Paying Agent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive in exchange therefor (A) the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificates were converted pursuant to Section 3.01(a)(i) (less required withholdings as provided in Section 3.05) or (B) the portion of the Aggregate Membership Unit Consideration into which the Membership Units formerly represented by such Certificates were converted pursuant to Section 3.01(c) (less required withholdings as provided in Section 3.05), and the Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company or a transfer of ownership of Membership Units that is not registered in the transfer records of the Operating Partnership, Merger Consideration may be paid to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the person requesting such payment shall pay to the Paying Agent any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate so surrendered or shall establish to the reasonable satisfaction of the Paying Agent and Parent that such Taxes either have been paid or are not required to be paid.

(ii) Book-Entry Shares and Book-Entry Membership Units. Any holder of Book-Entry Shares or Book-Entry Membership Units shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each registered holder of one or more Book-Entry Shares or Book-Entry Membership Units shall automatically upon the Company Merger Effective Time or Partnership Merger Effective Time, as applicable, be entitled to receive, and the Surviving Company or Surviving Partnership, as applicable, shall cause the Paying Agent to pay and deliver as soon as reasonably practicable after the Company Merger Effective Time or Partnership Merger Effective Time, as applicable

(but in no event more than five Business Days thereafter), the Merger Consideration (less required withholdings as provided in Section 3.05) for each Book-Entry Share or Book-Entry Membership Unit, as applicable. Payment of the Merger Consideration with respect to Book-Entry Shares and Book-Entry Membership Units shall only be made to the person in whose name such Book-Entry Shares or Book-Entry Membership Units, as applicable, are registered.

(iii) No interest shall be paid or accrue on any cash payable upon surrender of any Certificate or affidavits of loss in lieu thereof in accordance with Section 3.02(f) or in respect of Book-Entry Shares or Book-Entry Membership Units.

(c) Transfer Books; No Further Ownership Rights in Shares. As of the Company Merger Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any Shares outstanding immediately prior to the Company Merger Effective Time on the records of the Company. The Merger Consideration paid in accordance with the terms of this Article III upon surrender of any Certificates (or automatically in the case of Book-Entry Shares) shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificates or Book-Entry Shares. From and after the Company Merger Effective Time, the holders of Shares outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Company Merger Effective Time, Certificates representing such Shares are presented to the Surviving Company for transfer, they shall be cancelled and exchanged as provided in this Agreement.

(d) Transfer Books; No Further Ownership Rights in Membership Units. As of the Partnership Merger Effective Time, the unit transfer books of the Operating Partnership shall be closed with respect to any Membership Units outstanding immediately prior to the Partnership Merger Effective Time (other than those held by the Company immediately prior to the Partnership Merger Effective Time) and thereafter there shall be no further registration of transfers of Membership Units outstanding immediately prior to the Partnership Merger Effective Time (other than any Membership Units held by the Company immediately prior to the Partnership Merger Effective Time) on the records of the Operating Partnership. The Merger Consideration paid in accordance with the terms of this Article III upon surrender of any Certificates (or automatically in the case of Book-Entry Membership Units) shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificates or Book-Entry Membership Units. From and after the Partnership Merger Effective Time, the holders of Membership Units outstanding immediately prior to the Partnership Merger Effective Time (other than the Company) shall cease to have any rights with respect to such Membership Units except as otherwise provided for herein or by applicable Law. If, after the Partnership Merger Effective Time, Certificates representing Membership Units outstanding immediately prior to the Partnership Merger Effective Time (other than any Membership Units held by the Company immediately prior to the Partnership Merger Effective Time) are presented to the Surviving Partnership for transfer, they shall be cancelled and exchanged as provided in this Agreement.

(e) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the first anniversary of the Company Merger Effective Time, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) not disbursed to former holders of Shares or

Membership Units, and thereafter such former holders shall be entitled to look only to the Surviving Company or Surviving Partnership, as applicable (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares or Membership Units and compliance with the procedures set forth in Section 3.02(b), without interest. Notwithstanding the foregoing, none of Parent, the Surviving Company, the Surviving Partnership or the Paying Agent shall be liable to any former holder of a Share or Membership Unit for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent or the Surviving Company or the Surviving Partnership, as applicable, shall issue in exchange for such lost, stolen or destroyed Certificate the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificate were converted into the right to receive pursuant to Section 3.01(a)(i) or the portion of the Aggregate Membership Unit Consideration into which the Membership Units formerly represented by such Certificate were converted into the right to receive pursuant to Section 3.01(c)(i), as the case may be; provided, however, that Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide a bond in a customary amount.

SECTION 3.03 Treatment of RSU Awards, Performance Awards, DSU Awards and Equity Plans.

(a) Treatment of Restricted Stock Units. Prior to the Company Merger Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, immediately prior to the Company Merger Effective Time and without any action on the part of any party, each outstanding award of restricted stock units with respect to Shares (each, an “RSU Award”) granted pursuant to a Company Stock Plan, shall be fully vested and cancelled and, in exchange therefor, each holder of any such cancelled RSU Award shall cease to have any rights with respect thereto, except the right to receive, in consideration of the cancellation of such RSU Award and in settlement therefor, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of restricted stock units subject to such RSU Award, without interest (such amounts payable hereunder, the “RSU Payments”) (less required withholdings as provided in Section 3.05). Each RSU Award shall be settled at the Company Merger Effective Time pursuant to Section 3.03(e), or at such later time as necessary to avoid a violation and/or adverse tax consequences under Section 409A of the Code.

(b) Treatment of Performance Units and Performance Shares. Prior to the Company Merger Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, immediately prior to the Company Merger Effective Time, each outstanding award of performance units and performance shares with respect to Shares (each, a “Performance Award”) granted pursuant to a Company Stock Plan, shall be vested at the level calculated using the Merger Consideration as the applicable measure of the Company’s performance and using the average closing market price of the

Company’s designated peer group during the 60-day trading period ending on the date of this Agreement as the applicable measure of peer group performance and cancelled and, in exchange therefor, each holder of any such cancelled vested Performance Award shall cease to have any rights with respect thereto, except the right to receive, in consideration of the cancellation of such vested Performance Award and in settlement therefor, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of performance units or performance shares, as the case may be, subject to such vested Performance Award, without interest (such amounts payable hereunder, the “Performance Award Payments”) (less required withholdings as provided in Section 3.05). Each Performance Award shall be settled at the earlier of the Company Merger Effective Time pursuant to Section 3.03(e) or the normal vesting date of such Performance Award, or at such later time as necessary to avoid a violation and/or adverse tax consequences under Section 409A of the Code.

(c) Treatment of Deferred Stock Units. Prior to the Company Merger Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, immediately prior to the Company Merger Effective Time, all outstanding deferred stock units (each, a “DSU Award”) granted pursuant to a Company Stock Plan, shall be cancelled and, in exchange therefor, each holder of any such cancelled DSU Award shall cease to have any rights with respect thereto, except the right to receive, in consideration of the cancellation of such DSU Award and in settlement therefor, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of deferred stock units subject to such DSU Award, without interest (such amounts payable hereunder, the “DSU Payments”) (less required withholdings as provided in Section 3.05). Each DSU Award shall be settled at the Company Merger Effective Time pursuant to Section 3.03(e), or at such later time as necessary to avoid a violation and/or adverse tax consequences under Section 409A of the Code.

(d) Termination of Company Stock Plans. As of the Company Merger Effective Time, all Company Stock Plans shall terminate and no further RSU Awards, Performance Awards, DSU Awards or other rights with respect to Shares shall be granted thereunder.

(e) Parent Funding. At the Company Merger Effective Time, Parent shall deposit with the Surviving Company cash in the amount necessary to make the payments required under this Section 3.03, and Parent shall cause the Surviving Company to make the payments required under this Section 3.03 as promptly as practicable after the Company Merger Effective Time, or at such later time as necessary to avoid a violation and/or adverse tax consequences under Section 409A of the Code. Parent shall cause the Surviving Company to pay through the Payroll Agent the applicable RSU Payments, Performance Award Payments and DSU Payments, if any, to the holders of RSU Awards, Performance Awards and DSU Awards (less required withholdings as provided in Section 3.05).

SECTION 3.04 Dissenters’ or Appraisal Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers or the other transactions contemplated hereby.

SECTION 3.05 Withholding Taxes. Each of Parent, the Surviving Company, the Surviving Partnership and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable in respect of the Shares, Membership Units, RSU Awards,

Performance Awards and DSU Awards cancelled in the Mergers such Tax amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, any regulation promulgated thereunder by the United States Department of Treasury (a “Treasury Regulation”) or any other applicable state, local or foreign Tax Law. To the extent that Tax amounts are so withheld by the Surviving Company, the Surviving Partnership, Parent or the Paying Agent, as the case may be, such withheld Tax amounts (a) shall be remitted by the Surviving Company, the Surviving Partnership, Parent or the Paying Agent, as applicable, to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Membership Units, RSU Awards, Performance Awards and DSU Awards in respect of which such deduction and withholding was made by the Surviving Company, the Surviving Partnership, Parent or the Paying Agent, as the case may be.

SECTION 3.06 Tax Treatment. The parties intend that for federal, and applicable state, income tax purposes the Company Merger shall be treated as a taxable sale by the Company of all of the Company’s assets to Merger Sub in exchange for the applicable portion of the Aggregate Common Stock Consideration to be provided to the stockholders of the Company and the assumption of all of the Company’s liabilities, followed by a distribution of the Aggregate Common Stock Consideration to the stockholders of the Company in liquidation pursuant to Section 331 and Section 562 of the Code, and that this Agreement be, and is hereby adopted as, a “plan of liquidation” of the Company for U.S. federal income tax purposes.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except (a) as disclosed in the Company SEC Documents furnished or filed prior to the date hereof, other than disclosures in the “Risk Factors” sections of any such filings and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), or (b) as disclosed in the separate disclosure letter which has been delivered by the Company to Parent in connection with the execution and delivery of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company and the Operating Partnership hereby jointly and severally represent and warrant to the Buyer Parties:

SECTION 4.01 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland. The Operating Partnership is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each other Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing, as applicable, under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of (i) the charter of the Company (the “Company Charter”), (ii) the Bylaws, as amended, of the Company (the “Company Bylaws”) and (iii) the Operating Partnership Agreement and the certificate of formation of the Operating Partnership, each as in effect as of the date hereof and together with all amendments thereto. Each of the Company Charter, Company Bylaws, the Operating Partnership Agreement and the certificate of formation of the Operating Partnership is in full force and effect, and neither the Company nor the Operating Partnership is in violation of any of the provisions of such documents.

(c) Section 4.01(c) of the Company Disclosure Letter sets forth a complete list of each Subsidiary of the Company, together with its jurisdiction of organization or incorporation and the ownership interest (and percentage interest) of the Company or a Company Subsidiary and any other person, as applicable, in such Subsidiary.

(d) Section 4.01(d) of the Company Disclosure Letter sets forth a complete list of persons, other than the Company Subsidiaries, in which the Company or any Company Subsidiary has an equity interest having a fair market value in excess of $2,000,000, together with the Company’s or applicable Company Subsidiary’s ownership interests and stated percentage interests in each such entity.

SECTION 4.02 Capitalization.

(a) The authorized capital stock of the Company consists of 350,000,000 shares of Company Common Stock and 150,000,000 shares of preferred stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”). As of the close of business on September 1, 2015, 282,090,156 shares of Company Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights. As of the date hereof, no shares of Company Preferred Stock are issued and outstanding.

(b) As of the close of business on September 1, 2015, the Company had no shares of Company Common Stock or Company Preferred Stock reserved for issuance, except for 3,758,833 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Plans (including 1,257,273 Shares for outstanding RSU Awards and DSU Awards and 1,523,801 Shares for outstanding Performance Awards assuming target level of performance).

(c) Section 4.02(c) of the Company Disclosure Letter sets forth the following information with respect to each RSU Award, Performance Award and DSU Award outstanding as of September 1, 2015: (i) the Company Stock Plan pursuant to which such RSU Award,

Performance Award or DSU Award was granted; (ii) the name of the holder of such RSU Award, Performance Award or DSU Award; (iii) the number of Shares subject to such RSU Award, Performance Award or DSU Award; (iv) the date on which such RSU Award, Performance Award or DSU Award was granted; and (v) the extent to which such RSU Award, Performance Award or DSU Award is vested as of the date of this Agreement and the times and extent to which such RSU Award, Performance Award (assuming target level and maximum performance) or DSU Award is scheduled to become vested after the date of this Agreement. All Shares to be issued pursuant to any RSU Award, Performance Award or DSU Award shall be, when issued, duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights.

(d) As of the date hereof, except as provided in Sections 4.02(a)-(b) and except as set forth in Section 4.02(d) of the Company Disclosure Letter, there are no (i) outstanding securities of the Company or any Company Subsidiary convertible into or exchangeable for one or more shares of capital stock of, or other equity or voting interests in, the Company or any Company Subsidiary, (ii) options, warrants or other rights or securities issued or granted by the Company or any Company Subsidiary relating to or based on the value of the equity securities of the Company or any Company Subsidiary, (iii) Contracts that are binding on the Company or any Company Subsidiary that obligate the Company or any Company Subsidiary to issue, acquire or sell, redeem, exchange or convert any capital stock of, or other equity interests in, the Company or any Company Subsidiary, or (iv) outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, performance units, deferred stock units, contingent value rights, “phantom” stock or similar rights issued or granted by the Company or any Company Subsidiary that are linked to the value of the Company Common Stock. Since the close of business on September 1, 2015 through the date hereof, the Company has not issued any shares of Company Common Stock or other equity security (other than shares in respect of RSU Awards, Performance Awards and DSU Awards). As of the date of this Agreement, except as provided in the Operating Partnership Agreement, there are no outstanding contractual obligations of the Company or any of the Company Subsidiaries to repurchase, redeem, exchange, convert or otherwise acquire or sell any shares of capital stock of the Company or any of the Company Subsidiaries. The Company does not have a shareholder rights plan in place. The Company has not exempted any individual from the “Aggregate Stock Ownership Limit” or the “Common Stock Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the Company Charter.

(e) There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote on any matters on which holders of capital stock or other equity interests of the Company or any of the Company Subsidiaries may vote.

(f) Except as provided in Section 4.02(h) and except as set forth in Section 4.02(f) of the Company Disclosure Letter, the Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of stock or other equity securities of each of the Company Subsidiaries, free and clear of any Liens other than transfer and other restrictions under applicable federal and state securities Laws, and all of such outstanding shares of stock or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except (i) pursuant to the Operating Partnership

Agreement, (ii) for equity securities in wholly-owned Subsidiaries of the Operating Partnership and (iii) as set forth in Section 4.02(f) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any obligation to acquire any equity interest in another person, or to provide funds to or make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in, any Company Subsidiary or any other person.

(g) Except as set forth in Section 4.02(g) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to any Contract with respect to the voting of, that restricts the transfer of or that provides registration rights in respect of, any shares of capital stock or other voting securities or equity interests of the Company or any of the Company Subsidiaries.

(h) The Company is the sole managing member of the Operating Partnership. As of the close of business on September 1, 2015, the Company held 282,090,156 Membership Units. In addition to the Membership Units held by the Company, as of September 1, 2015, 739,788 Membership Units were issued and outstanding and no other units or equity interests in the Operating Partnership were issued and outstanding. Since September 1, 2015 and through the date of this Agreement, other than in connection with the redemption or conversion of Membership Units in accordance with the Operating Partnership Agreement, there have been no changes in the number of outstanding units of the Operating Partnership. Except as set forth in Section 4.02(h) of the Company Disclosure Letter, the Membership Units in the Operating Partnership that are owned by the Company are owned free and clear of any Liens other than any transfer and other restrictions under applicable federal and state securities Laws or the Operating Partnership Agreement.

(i) As of the date of this Agreement, there is no outstanding Indebtedness for borrowed money of the Company and Company Subsidiaries in excess of $5,000,000 in principal amount, other than Indebtedness in the principal amounts identified by instrument in Section 4.02(i) of the Company Disclosure Letter and excluding inter-company Indebtedness among the Company and Company Subsidiaries.

SECTION 4.03 Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company’s board of directors and, other than the Company Stockholder Approval, the filing, and acceptance for record, of the Articles of Merger with the SDAT and the filing of the Certificate of Company Merger with the DSOS, no additional corporate proceedings on the part of the Company or any Company Subsidiary are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation of the transactions contemplated hereby by the Company. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by the Buyer Parties) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Operating Partnership has the requisite limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Operating Partnership and the consummation by the Operating Partnership of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action on the part of the Operating Partnership and, other than filing the Certificate of Partnership Merger with the DSOS, no additional limited liability company proceedings on the part of the Operating Partnership are necessary to authorize the execution, delivery and performance by the Operating Partnership of this Agreement or the consummation of the transactions contemplated hereby by the Operating Partnership. This Agreement has been duly executed and delivered by the Operating Partnership and (assuming the due authorization, execution and delivery of this Agreement by the Buyer Parties) constitutes the valid and binding obligation of the Operating Partnership enforceable against the Operating Partnership in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) The Company’s board of directors has unanimously (i) approved and declared advisable this Agreement and the Mergers and the other transactions contemplated by this Agreement, (ii) approved the execution, delivery and performance of this Agreement and, subject to receiving the Company Stockholder Approval, the consummation by the Company of the transactions contemplated hereby, including the Mergers, (iii) directed that, subject to the terms and conditions of this Agreement, the Company Merger be submitted to the stockholders of the Company for their approval and (v) resolved to, subject to the terms and conditions of this Agreement, recommend the approval of the Company Merger by the stockholders of the Company, in each case, by resolutions duly adopted, which resolutions, subject to Section 6.03, have not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent.

SECTION 4.04 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by the Company Parties or the consummation by the Company Parties of the transactions contemplated by this Agreement will: (i) subject to obtaining the Company Stockholder Approval, conflict with or violate any provision of the Company Charter, Company Bylaws or Operating Partnership Agreement; (ii) (x) conflict with or violate any provision of the organizational documents of any Company Subsidiary (other than the Operating Partnership) and (y) assuming that all consents, approvals and authorizations described in Section 4.04(b) have been obtained and all filings and notifications described in Section 4.04(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary, or any of their respective properties or assets; or (iii) require any consent, notice or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, modification, cancellation, purchase or sale of, or result in the triggering of any payment or in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets (including rights) of the Company or any Company Subsidiary, pursuant to, any Contract to which the Company or any Company Subsidiary is a party (or by which any of their respective properties or assets (including rights) are bound) or any Company Permit, except, with respect to clauses (ii) and (iii), (A) as set forth in Section 4.04(a) of the Company Disclosure Letter, (B) as contemplated by Section 3.03, (C) for any such consents, notices and approvals, the failure to obtain or give which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (D) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration, modification, cancellation, purchase, sale or payment or Liens that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) None of the execution, delivery or performance of this Agreement by the Company Parties or the consummation by the Company Parties of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties or assets, other than (i) the filing, and acceptance for record, of the Articles of Merger with the SDAT and the filing of the Certificate of Company Merger with the DSOS, (ii) the filing of the Certificate of Partnership Merger with the DSOS, (iii) compliance with, and such filings as may be required under, Environmental Laws, (v) compliance with the applicable requirements of the Exchange Act, (iv) filings as may be required under the rules and regulations of the New York Stock Exchange, (v) compliance with any applicable federal or state securities or “blue sky” Laws, (vi) such consents, approvals, authorizations, permits, filings, registrations or notifications as may be required as a result of the identity of Parent or any of its affiliates, (vii) such filings as may be required in connection with the payment of any transfer and gain taxes and (viii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Mergers and the other transactions contemplated by this Agreement or (B) reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.05 Permits; Compliance with Laws.

(a) The Company and each Company Subsidiary is in possession of all franchises, authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity (each, a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets (including the Company Real Property), and to carry on and operate its businesses as currently conducted (including giving effect to the Management Agreement Documents) (the “Company Permits”), and all such Company Permits are in full force and effect, in each case except where the failure to have, or the failure to be in full force and effect of, any Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any Company Permits is pending or, to the knowledge of the Company, threatened in writing and no such suspension or cancellation will result from the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company and each of the Company Subsidiaries is in compliance with all Laws applicable to the Company, the Company Subsidiaries and their respective businesses and activities, except for such noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending, except for such investigations the outcomes of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary, nor, to the Company’s knowledge, any director, officer or employee of the Company or any Company Subsidiary, has (i) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other person, or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

SECTION 4.06 Company SEC Documents; Financial Statements. Since January 1, 2013, the Company has filed with or otherwise furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC, as have been supplemented, modified or amended since the time of filing, including those filed or furnished subsequent to the date hereof, collectively, the “Company SEC Documents”). As of their respective filing (or furnishing) dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (a) did not contain (and any Company SEC Documents filed with or furnished to the SEC subsequent to the date hereof will not contain) any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as the case may be, in each case as in effect on the date each such document was filed with or furnished to the SEC. None of the Company Subsidiaries is currently required to file any forms or reports with the SEC. The Company has made available to Parent all comment letters and all material correspondence between the SEC, on the one hand, and the Company or the Operating Partnership, on the other hand, since January 1, 2013. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the reports filed or furnished by the Company with the SEC and, as of the date hereof, to the Company’s knowledge, none of the Company SEC Documents is the subject of ongoing SEC review. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Company SEC Documents (collectively, the “Company Financial Statements”) (i) were prepared in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by SEC rules and regulations) and (ii) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments). Neither the Company nor any of the Company Subsidiaries is required to be registered under the Investment Company Act of 1940, as amended.

SECTION 4.07 Information Supplied. The proxy statement to be sent to the Company’s stockholders in connection with the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) will not, at the time the Proxy Statement is first mailed to the Company’s stockholders, at the time of the Company Stockholder Meeting or at the time of any amendment or supplement thereof, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement, insofar as it relates to the Company or the Company Subsidiaries or other information supplied by the Company for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by the Buyer Parties or any of their Representatives specifically for inclusion (or incorporation by reference) in the Proxy Statement.

SECTION 4.08 Internal Controls and Disclosure Controls. The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

SECTION 4.09 Absence of Certain Changes. Except as otherwise contemplated by this Agreement, since December 31, 2014 through the date hereof, (a) the Company and each of the Company Subsidiaries have conducted in all material respects their respective businesses in the ordinary course of business consistent with past practice, (b) there have not been any changes, events, state of facts or developments, that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect and (c) there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Shares or the Membership Units.

SECTION 4.10 Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP as in effect on the date hereof to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reserved against or provided for in the consolidated balance sheet of the Company as of June 30, 2015 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice in all material respects since June 30, 2015, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the transactions contemplated hereby or otherwise disclosed in Section 4.10 of the Company Disclosure Letter, or (d) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.11 Litigation. There is no suit, claim, action, investigation or proceeding which is against the Company or any Company Subsidiary (or any of their property or assets (including any Company Real Property)) pending or, to the knowledge of the Company, threatened in writing that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, there is no suit, claim, action or proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other transactions contemplated by this Agreement.

SECTION 4.12 Employee Benefits.

(a) With respect to each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each other material employee benefit plan, policy, program or arrangement providing compensation or benefits to any current or former director, independent contractor, officer or employee, including bonus plans, employment, severance, fringe benefits, change in control, incentive, equity or equity-based compensation, or deferred compensation arrangements, in each case, contributed to, or sponsored or maintained by the Company or any Company Subsidiary, or pursuant to which the Company or any Company Subsidiary has an obligation to contribute or any direct or indirect liability, other than any plan, policy, program, or arrangement which is required to be maintained by applicable Law (each a “Company Benefit Plan”), the Company has made available to Parent a true and correct copy of: (i) each such Company Benefit Plan that has been reduced to writing and all amendments thereto (or, to the extent no such copy exists, an accurate description); (ii) each trust, insurance or material administrative agreement relating to each such Company Benefit Plan; (iii) the most recent summary plan description or other written explanation of each Company Benefit Plan provided to participants and any material modifications thereto, if applicable; (iv) the most recent annual report (Form 5500) filed with the IRS, including financial statements, if applicable; and (v) the most recent determination, advisory or opinion letter, if applicable, issued by the IRS with respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code. Section 4.12(a) of the Company Disclosure Letter lists each Company Benefit Plan.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been administered in compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) there are no actions, suits, arbitrations, investigations, audits or claims (other than routine claims for benefits) filed, or to the Company’s knowledge, threatened in writing with respect to any Company Benefit Plan; and (iii) the Company and its ERISA Affiliates have no liability as a result of any “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) for any excise Tax.

(c) Except as provided in Section 4.12(c) of the Company Disclosure Letter, no Company Benefit Plan provides health benefits after retirement or other termination of employment (other than (i) as required by Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee) or (iii) benefits provided for a period of 12 months or less following termination of employment or during any period during which the former employee is receiving severance pay).

(d) No Company Benefit Plan is, and at no time during the six-year period prior to the date of this Agreement has the Company, any Company Subsidiary or any of their respective ERISA Affiliates maintained, contributed to or had any obligations or liabilities with respect to a plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code. Neither the Company nor any Company Subsidiary sponsors or maintains an employee stock purchase plan.

(e) Except as provided in Section 4.12(e) of the Company Disclosure Letter, no Company Benefit Plan is, and at no time during the six-year period prior to the date of this Agreement has the Company, any Company Subsidiary or any of their respective ERISA Affiliates maintained, contributed to or had any obligations or liabilities under, any multiemployer plan (as defined in Section 3(37) of ERISA).

(f) Section 4.12(f) of the Company Disclosure Letter lists each Company Benefit Plan that may provide for payment (whether in cash or property or the vesting of property), whether alone or as a result of the consummation of the transactions contemplated by this Agreement, including the Mergers, to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that is reasonably expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) and is not deductible pursuant to the terms of Section 280G of the Code. No Company Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement, (whether alone or in connection with any other event) could: (i) entitle any current or former employee, director, officer or independent contractor of the Company or any Company Subsidiary to severance pay, unemployment compensation or any other payment or benefit; (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefit due to any current or former employee, director, officer or independent contractor; (iii) directly or indirectly cause the Company or any Company Subsidiary to transfer or set aside any assets to fund any benefits under any Company Benefit Plan or otherwise give rise to any material liability under any Company Benefit Plan; or (iv) limit or restrict the right to amend, terminate or transfer the assets of any Company Benefit Plan on or following the Closing Date.

(g) Except as provided in Section 4.12(g) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any obligation to “gross-up”, indemnify or otherwise reimburse any individual for any Tax incurred by such individual, including those imposed pursuant to Section 409A or Section 4999 of the Code, or any interest or penalty related thereto.

(h) All Company Benefit Plans that are intended to be qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified or may rely on an opinion or advisory letter with respect to a prototype or volume submitted plan, or a timely application for such determination is now pending or there is time remaining for such an application, and the Company has no knowledge of anything that could reasonably be expected to cause the loss of such qualification.

SECTION 4.13 Labor.

(a) No employee of the Company or any of the Company Subsidiaries is represented by any union or covered by any collective bargaining agreement. No labor organization or group of employees of the Company or any of the Company Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each Company Subsidiary is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, safety and health and (ii) there are no complaints, charges or claims against the Company or any of the Company Subsidiaries filed or, to the knowledge of the Company, threatened in writing to be brought or filed, with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any of the Company Subsidiaries.

SECTION 4.14 Tax Matters.

(a) The Company and each Company Subsidiary has timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it and all such filed Tax Returns are correct, complete and accurate in all material respects, and has paid all material Taxes to the extent due and payable (whether or not shown as due on such filed Tax Returns). All material Taxes which the Company or any Company Subsidiary has been required by law to withhold or to collect for payment from amounts owing to any employee, creditor, equity holder or third party have been duly withheld and collected and have been paid to the appropriate Governmental Entity, to the extent due and payable. There are no material Liens upon any property or assets of the Company or any Company Subsidiary related to Taxes, except for Permitted Liens.

(b) Section 4.14(b) of the Company Disclosure Schedule lists each Company Subsidiary that is classified as a REIT (each, a “REIT Subsidiary”). The Company and each REIT Subsidiary, (i) for all taxable years commencing with such entity’s initial taxable year through the most recent December 31, have been subject to taxation as a REIT within the meaning of Section 856 of the Code and has been organized and operated in conformity with the requirements for qualification and taxation as a REIT for such years and (ii) have operated in a manner that will permit it to qualify as a REIT for the taxable year that includes the date hereof and/or the Closing Date. No challenge to the Company’s or any REIT Subsidiary’s status as a REIT is pending or has been threatened in writing by any Governmental Entity. No Company Subsidiary, excluding any Company Subsidiary in which the Company holds 10% or less by both vote and value, within the meaning of Code Section 856(c)(4)(B)(iii), is a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a “qualified REIT subsidiary,” within the meaning of Section 856(i)(2) of the Code, or as a “taxable REIT subsidiary,” within the meaning of Section 856(1) of the Code.

(c) Each Company Subsidiary that is a partnership, joint venture, or limited liability company and which has not elected to be a “taxable REIT subsidiary” within the meaning of Code Section 856(1) (i) has been since its formation treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation and (ii) has not since the later of its formation or the acquisition by the Company of a direct or indirect interest therein owned any assets (including securities) that have caused the Company to violate Section 856(c)(4) of the Code or would cause the Company to violate Section 856(c)(4) of the Code on the last day of any calendar quarter after the date hereof.

(d) Since January 1, 2011, (i) the Company and each of the Company Subsidiaries have not incurred any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code (and the applicable Treasury Regulations thereunder) and (ii) neither the Company nor any Company Subsidiary has incurred any material liability for Taxes that have become due and that have not been previously paid other than in the ordinary course of business. Since January 1, 2011, neither the Company nor any Company Subsidiary (other than a “taxable REIT subsidiary” or any subsidiary of a “taxable REIT subsidiary”) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Since January 1, 2011, neither the Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code. To the knowledge of the Company, since January 1, 2011, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on the Company or any Company Subsidiary.

(e) There are no Tax Protection Agreements currently in force.

(f) Neither the Company nor any Company Subsidiary has since January 1, 2011 granted in writing a waiver to extend the statutory period of limitations applicable to the assessment or collection of any material Taxes or deficiencies against the Company or any of the Company Subsidiaries. There is no action, suit, investigation, audit, examination, proceeding, claim or assessment pending with respect to material Taxes imposed on, or material Tax matters relating to, the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary has been notified in writing that a taxing authority intends to commence any such action, suit, investigation, audit, examination, proceeding, claim or assessment. Since January 1, 2011, no material deficiency with respect to Taxes has been assessed in writing against the Company or any Company Subsidiary which has not been fully paid, otherwise resolved or adequately reserved in the Company Financial Statements. Since January 1, 2011, no written claim has been made by any taxing authority in a jurisdiction where neither the Company nor any Company Subsidiary has filed Tax Returns asserting that the Company or any Company Subsidiary is or may be subject to material Taxes imposed by that jurisdiction.

(g) Neither the Company nor any Company Subsidiary (i) is or has since January 1, 2011 been a member of an affiliated group of corporations filing a consolidated federal income Tax Return or (ii) has any material liability for Taxes of another person (other than the Company or a Company Subsidiary) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law) as a result of filing Tax Returns on a consolidated, combined, or unitary basis with such person or as a transferee or successor. Neither the Company nor any Company Subsidiary is a party to or bound by any Tax Sharing Arrangement (other than a Tax Sharing Arrangement solely among the Company and any wholly-owned Company Subsidiaries). Neither the Company nor any Company Subsidiary constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(h) Neither the Company nor any Company Subsidiary holds any asset, the disposition of which would be subject to rules similar to Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder).

(i) Since January 1, 2011, neither the Company nor any Company Subsidiary has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(j) Since January 1, 2011, neither the Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law). Neither the Company nor any Company Subsidiary: (i) since January 1, 2011, has agreed to make any material adjustment pursuant to Section 481(a) of the Code, (ii) has any knowledge that the IRS has proposed, in writing, since January 1, 2011, such an adjustment or a change in accounting method with respect to the Company or any Company Subsidiary or (iii) has any application pending with the IRS or any other taxing authority requesting permission for any change in accounting method.

SECTION 4.15 Real Property.

(a) Subject to the immediately succeeding sentence, Section 4.15(a) of the Company Disclosure Letter lists the common street address for all real property owned by the Company or any Company Subsidiary in fee as of the date hereof (the “Owned Real Property”) and sets forth the Subsidiary owning such Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has good and valid fee simple title to all Owned Real Property, in each case free and clear of all Liens except for Permitted Liens.

(b) Subject to the immediately succeeding sentence, Section 4.15(b) of the Company Disclosure Letter lists the common street address for all real property in which a Company Subsidiary holds a ground lease interest in any real property (the “Ground Leased Real Property”), each ground lease (or ground sublease) with a third party pursuant to which the Company or any Company Subsidiary is a lessee (or sublessee) as of the date hereof, including each amendment or guaranty related thereto (individually, a “Ground Lease” and collectively, “Ground Leases”) and the applicable Company Subsidiary holding such leasehold interest. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary holds a valid leasehold interest in the Ground Leased Real Property free and clear of all Liens except for Permitted Liens. True and complete copies of the Ground Leases have been made available to the Buyer Parties.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, as of the date hereof, none of the Company or any of the Company Subsidiaries has received any written notice to the effect that any condemnation or rezoning proceedings are pending or threatened, with respect to any of the Company Real Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all material personal property held or used by them at the Company Real Property, free and clear of all Liens other than Permitted Liens. Section 4.15(c) of the Company Disclosure Letter lists each real property or leasehold interest in any ground lease conveyed, transferred, assigned or otherwise disposed of by the Company or its Subsidiaries since January 1, 2010, except for easements or similar interests. There are no claims outstanding under any Prior Sale Agreements which could reasonably be expected to result in liability to the Company or any Company Subsidiary in an amount, in the aggregate, in excess of $500,000.

SECTION 4.16 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and each Company Subsidiary is in compliance with those Environmental Laws applicable to their respective operations as currently conducted (including possessing and complying with any required Environmental Permits), and there are no administrative or judicial proceedings pending against the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim, in either case, alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law and, to the knowledge of the Company, no such notice, demand or claim has been threatened. Each required Environmental Permit is valid and in effect or has been timely re-applied for.

(b) Neither the Company nor any Company Subsidiary has received any written notice, demand or claim alleging liability on the part of the Company or any Company Subsidiary as a result of a Release of Hazardous Substances and, to the knowledge of the Company, Hazardous Substances are not present in, at, on or under any of the Owned Real Property, either as a result of the operations of the Company or any Company Subsidiary or otherwise, or any other real property for which the Company or any Company Subsidiary could reasonably be expected to be liable, in a quantity or condition that, in either case, would reasonably be expected to result in a liability under Environmental Laws on the part of the Company or any Company Subsidiary.

SECTION 4.17 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or have the right to use in the manner currently used all Patents, Trademarks, Copyrights, and Trade Secrets (the “Intellectual Property Rights”) used by the Company or any Company Subsidiary in, and that are material to, the business of the Company and the Company Subsidiaries as currently conducted (the “Company Intellectual Property Rights”) and (ii) neither the Company nor any of the Company Subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand or notice challenging the validity of or right to use any of the Company Intellectual Property Rights.

(b) The conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon any Intellectual Property Rights of any other person (except that, with respect to patents, the above representation is being made to the Company’s knowledge), except for any such infringement that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand or notice alleging any such infringement of the Intellectual Property Rights of any other person by the Company or any of the Company Subsidiaries that has not been settled or otherwise fully resolved, except for any such infringement that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Company’s knowledge, no other person has infringed any Company Intellectual Property Rights during the twelve (12) months preceding the date hereof, except for any such infringement as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.18 Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed on or after January 1, 2015 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed. All such filed Contracts shall be deemed to have been made available to Parent.

(b) Other than the Contracts described in Section 4.18(a), Section 4.18(b) of the Company Disclosure Letter sets forth a complete list, and the Company has made available to Parent true and complete copies, in each case as of the date hereof, of each Contract and all amendments thereto to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective assets (including any Company Real Property) are subject (other than any of the foregoing solely between the Company and any of the wholly-owned Company Subsidiaries or solely between any wholly-owned Company Subsidiaries) that:

(i) is a (A) limited liability company agreement, partnership agreement or joint venture agreement or similar Contract or (B) a Management Agreement Document, Material Space Lease, Ground Lease or Material Company Lease;

(ii) contains covenants of the Company or any of the Company Subsidiaries purporting to limit, in any material respect, either the type of business in which the Company or any of the Company Subsidiaries (or, after the Company Merger Effective Time, Parent or its affiliates) or any of their affiliates may engage or the geographic area in which any of them may so engage, other than exclusive lease provisions, non-compete provisions and other similar leasing restrictions entered into by the Company in the ordinary course of business consistent with past practice contained in the Material Company Leases and in other recorded documents by which real property was conveyed by the Company to any user);

(iii) evidences Indebtedness for borrowed money in excess of $5,000,000 of the Company or any of the Company Subsidiaries, whether unsecured or secured (such Indebtedness, the “Existing Indebtedness” and such Contracts, the “Existing Loan Documents”);

(iv) provides for the pending purchase or sale, option to purchase or sell, right of first refusal, right of first offer or other right to purchase, sell, dispose of, or ground lease, by merger, purchase or sale of assets or stock or otherwise, any real property (including any Owned Real Property or any portion thereof);

(v) other than the Operating Partnership Agreement, contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any equity interests of any person or assets that have a fair market value or purchase price of more than $2,000,000;

(vi) that requires the Company or any Company Subsidiary to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any Company Subsidiary or other person in excess of $2,000,000;

(vii) that relates to the settlement (or proposed settlement) of any pending or threatened suit or proceeding, other than any settlement that provides solely for the payment of less than $1,000,000 in cash;

(viii) that is with any current officer or director of the Company or any of the Company Subsidiaries, any shareholder of the Company beneficially owning 5% or more of outstanding Company Common Stock or, to the Company’s knowledge, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) of any of the foregoing; or

(ix) except to the extent such Contract is described in clauses (i)-(viii) above, that calls for (i) aggregate payments by, or other consideration from, the Company and the Company Subsidiaries of more than $10,000,000 over the remaining term of such Contract or (ii) annual aggregate payments by, or other consideration from, the Company and the Company Subsidiaries of more than $5,000,000.

Each Ground Lease and each Contract of a type described in clauses (a) and (b) of this Section 4.18 is referred to herein as a “Company Material Contract.”

(c) Neither the Company nor any Company Subsidiary is in (or has receive any written claim of) breach of or default under the terms of any Company Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, where such breach or default would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default has had or would reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, each Company Material Contract is a valid and binding agreement of the Company or a Company Subsidiary, as applicable, and, to the knowledge of the Company, the other parties thereto and is in full force and effect, except, for such failures as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, subject to the Bankruptcy and Equity Exception.

SECTION 4.19 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid; and (b) neither the Company nor any Company Subsidiary is in breach of or default under any of the insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2015, the Company has not received any notice of termination or cancellation or denial of coverage with respect to any insurance policy.

SECTION 4.20 Opinion of Financial Advisor. The Company’s board of directors has received the opinion of J.P. Morgan Securities LLC on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of

Company Common Stock. The Company’s board of directors has received the opinion of Duff & Phelps, LLC on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Membership Units (other than the Company). The Company will make such opinions available to Parent promptly following receipt thereof.

SECTION 4.21 Takeover Statutes. Assuming the accuracy of the representations contained in Section 5.06(c), (a) the Company’s board of directors has taken all action necessary to render inapplicable to the Company Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL, (b) the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Company Merger and (c) to the knowledge of the Company, no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other similar antitakeover statutes or regulations enacted under state or federal laws in the United States applicable to the Company (collectively, “Takeover Statutes”) are applicable to the Company Merger, the Partnership Merger or the other transactions contemplated by this Agreement.

SECTION 4.22 Vote Required. The affirmative vote of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote on the matter at the Company Stockholder Meeting is the only vote required (under applicable Law, the Company Charter, the Company Bylaws, or otherwise) of the holders of any class or series of capital stock or other equity securities of the Company to approve the Company Merger and the other transactions contemplated by this Agreement (the “Company Stockholder Approval”). Other than the written consent of the managing member of the Operating Partnership approving this Agreement and the Partnership Merger (which written consent has been obtained), no vote or consent of the holders of any Membership Units is necessary to approve the Partnership Merger or the other transactions contemplated by this Agreement.

SECTION 4.23 Brokers. Neither the Company nor any Company Subsidiary has entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor other than J.P. Morgan Securities LLC to any broker’s or finder’s fee or other fee or commission in connection with the transactions contemplated by this Agreement, except that Duff & Phelps, LLC will receive a fee in connection with delivering its opinion referred to in Section 4.20. The Company has furnished to Parent a true and complete copy of all Contracts between the Company and J.P. Morgan Securities LLC and between the Company and Duff & Phelps, LLC, in each case relating to the transactions contemplated by this Agreement, which agreements disclose all fees payable thereunder.

SECTION 4.24 Acknowledgement of No Other Representations or Warranties. Each of the Company Parties acknowledges and agrees that, except for the representations and warranties contained in Article V, none of the Buyer Parties or any of their respective affiliates or Representatives makes or has made any representation or warranty, either express or implied, concerning the Buyer Parties or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement. To the fullest extent permitted by applicable Law and subject to Section 9.12, except with respect to the representations and warranties contained in Article V or any breach of any covenant or other agreement of the Buyer Parties contained herein, none of the Buyer Parties or any of their respective affiliates, employees, shareholders or any other person or their Representatives shall have any liability to the Company Parties or their respective affiliates or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information or statements (or any omissions therefrom) provided or made available by the Buyer Parties or their respective affiliates and Representatives to the Company Parties or their respective affiliates and Representatives in connection with the transactions contemplated hereby. The provisions of this Section 4.24 do not limit the express representations of the Guarantor contained in the Guarantee.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

Each of the Buyer Parties hereby jointly and severally represent and warrant to the Company Parties as follows:

SECTION 5.01 Organization. Each Buyer Party is a limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each Buyer Party has requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Buyer Parties to consummate the Mergers.

SECTION 5.02 Authority. Each Buyer Party has the requisite limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Buyer Parties and the consummation by them of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action on the part of the Buyer Parties and, other than the filing, and acceptance for record, of the Articles of Merger with the SDAT and the filing of the Certificate of Company Merger with the DSOS, no additional corporate proceedings on the part of the Buyer Parties are necessary to authorize the execution, delivery and performance by the Buyer Parties of this Agreement or the consummation of the transactions contemplated hereby by the Buyer Parties. Parent has approved the Company Merger in its capacity as sole member of Merger Sub. This Agreement has been duly executed and delivered by the Buyer Parties and (assuming the due authorization, execution and delivery of this Agreement by the Company Parties) constitutes the valid and binding obligation of each Buyer Party enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

SECTION 5.03 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by the Buyer Parties or the consummation by the Buyer Parties of the transactions contemplated by this Agreement will: (i) conflict with or violate any provision of the charter, bylaws or any equivalent organizational or governing documents of the Buyer Parties; (ii) assuming that all consents, approvals and authorizations described in Section 5.03(b) have been obtained and all filings and notifications described in Section 5.03(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Buyer Parties or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, cancellation, purchase or sale of, or result in the triggering of any payment or in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Buyer Parties pursuant to, any Contract to which any Buyer Party is a party (or by which any of their respective properties or assets is bound) or any Permit held by it or them, except, with respect to clauses (ii) and (iii), for (A) any such consents and approvals, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Buyer Parties to consummate the Mergers and (B) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration, modification, cancellation, purchase, sale or payment or Liens that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Buyer Parties to consummate the Mergers.

(b) None of the execution, delivery or performance of this Agreement by the Buyer Parties or the consummation by the Buyer Parties of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (i) the filing and acceptance for record of the Articles of Merger with the SDAT and the filing of the Certificate of Company Merger with the DSOS, (ii) the filing of the Certificate of Partnership Merger with the DSOS, (iii) compliance with, and such filings as may be required under, Environmental Laws, (iv) compliance with the applicable requirements of the Exchange Act, (v) such filings as may be required in connection with the payment of any transfer and gain taxes and (vi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Buyer Parties to consummate the Mergers.

SECTION 5.04 Information Supplied. None of the information supplied or to be supplied by the Buyer Parties or any of their Representatives specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 5.05 Litigation. As of the date hereof, there is no suit, claim, action or proceeding to which Parent or any of its Subsidiaries is a party pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. As of the date hereof, none of Parent or any of its Subsidiaries is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

SECTION 5.06 Capitalization and Operations of Merger Sub; No Ownership of Company Common Stock.

(a) All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Company Merger Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Company Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

(b) All of the issued and outstanding limited liability company interests of Merger Opco are, and at the Partnership Merger Effective Time will be, owned by Merger Sub. Merger Opco was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Partnership Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

(c) None of the Buyer Parties or any of their respective affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Shares or Membership Units or any securities that are convertible into or exchangeable or exercisable for Shares or Membership Units, or holds any rights to acquire or vote any Shares or Membership Units, other than pursuant to this Agreement. None of the Buyer Parties or any of their respective Subsidiaries, or the “affiliates” or, to the knowledge of the Buyer Parties, the “associates” of any such person, is an “interested stockholder” of the Company, in each case as defined in Section 3-601 of the MGCL.

SECTION 5.07 Financing.

(a) Parent has delivered to the Company true and complete copies of the executed commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), among Parent and the other party thereto (the “Equity Financing Source”), pursuant to which the Equity Financing Source has committed, subject only to the terms and conditions thereof, to invest the amounts set forth therein on the Closing Date (the “Equity Financing”).

(b) Assuming the Equity Financing is funded in accordance with the Equity Commitment Letter, the accuracy of the representations and warranties set forth in this Agreement and performance in all material respects by the Company Parties of their obligations under this Agreement, the aggregate net proceeds from the Equity Financing when funded in accordance with the Equity Commitment Letter are sufficient to fund all of the amounts required to be provided by the Buyer Parties for the consummation of the transactions contemplated hereby and are sufficient for the satisfaction when due of all of the Buyer Parties’ obligations under this Agreement, including the payment of the Aggregate Merger Consideration and the payment of all costs and expenses of the transactions contemplated hereby (including any obligations of the Surviving Company, the Surviving Partnership or their respective Subsidiaries (including the Company Subsidiaries)) which become due or payable by the Surviving Company, the Surviving Partnership or any of such Subsidiaries in connection with, or as a result of, the Mergers and any repayment or refinancing of Indebtedness required in connection therewith.

(c) The Equity Commitment Letter is in full force and effect and has not been (and will not be prior to the Closing or valid termination of this Agreement) withdrawn, terminated or rescinded or otherwise amended, supplemented or modified (or contemplated to be amended, supplemented or modified) in any respect. The Equity Commitment Letter, in the form delivered to the Company, is a legal, valid and binding obligation of Parent and the other party thereto, enforceable against such parties in accordance with its terms, subject to the Bankruptcy and Equity Exception. There are no side letters or other Contracts or arrangements relating to the Equity Commitment Letter. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term, or a failure of any condition, of the Equity Commitment Letter or otherwise result in any portion of the Equity Financing contemplated thereby to be unavailable on the date on which the Closing should occur pursuant to Section 2.02. Assuming the accuracy of the representations and warranties set forth in this Agreement, the performance in all material respects by the Company Parties of their obligations under this Agreement and satisfaction of the Buyer Parties’ conditions to Closing, none of the Buyer Parties has reason to believe that it or the Equity Financing Source would be unable to satisfy on a timely basis any term or condition of the Equity Commitment Letter required to be satisfied by it. The Buyer Parties have fully paid any and all commitment fees or other fees required by the Equity Commitment Letter to be paid on or before the date of this Agreement. There are no conditions precedent or other contingencies related to the investing of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter.

SECTION 5.08 Guaranty. Concurrently with the execution of this Agreement, the Buyer Parties have caused the Guarantor to deliver the Guaranty, dated as of the date hereof, to the Company. The Guaranty is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception. No event has occurred which, with or without notice, lapse of time or both, could constitute a default on the part of the Guarantor under such Guaranty.

SECTION 5.09 Brokers. None of the Buyer Parties has entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor to any broker’s or finder’s fee or commission in connection with the transactions contemplated by this Agreement for which the Company Parties would be responsible.

SECTION 5.10 Solvency. Assuming that (a) the conditions to the obligation of the Buyer Parties to consummate the Mergers have been satisfied or waived, (b) the representations and warranties set forth in Article IV are true and correct, and (c) the financial projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, then at and immediately following the Company Merger Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the funding of the Equity Financing and the repayment or refinancing of Indebtedness in connection with the Closing, Parent, the Surviving Company and each Subsidiary of the Surviving Company, including the Surviving Partnership, will be Solvent. The Buyer Parties are not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors.

SECTION 5.11 Absence of Certain Arrangements. None of the Buyer Parties nor any of their affiliates has entered into any Contract with any bank or investment bank or other potential provider of debt or equity financing on an exclusive basis in connection with any transaction involving the Company Parties (or otherwise on terms that would prohibit such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or any of the Company Subsidiaries), except for such actions to which the Company has previously agreed in writing. Other than this Agreement, as of the date hereof, there are no Contracts or any commitments to enter into any Contract between the Buyer Parties or any of their respective controlled affiliates, on the one hand, and any director, officer, employee or stockholder of the Company or the Operating Partnership, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Surviving Company after the Company Merger Effective Time or the Surviving Partnership after the Partnership Merger Effective Time.

SECTION 5.12 Acknowledgement of No Other Representations or Warranties. Each of the Buyer Parties acknowledges and agrees that, except for the representations and warranties contained in Article IV, none of the Company, the Company Subsidiaries or any of their respective affiliates or Representatives makes or has made any representation or warranty, either express or implied, concerning the Company or the Company Subsidiaries or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement. To the fullest extent permitted by applicable Law, except with respect to the representations and warranties contained in Article IV or any breach of any covenant or other agreement of the Company Parties contained herein, none of the Company, the Company Subsidiaries or any of their respective affiliates, employees, stockholders or any other person or their Representatives shall have any liability to the Buyer Parties or their respective affiliates or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information or statements (or any omissions therefrom) provided or made available by the Company, the Company Subsidiaries or their respective affiliates or Representatives to the Buyer Parties or their respective affiliates and Representatives in connection with the transactions contemplated hereby.

ARTICLE VI

COVENANTS

SECTION 6.01 Conduct of Business by the Company Pending the Mergers. The Company and the Operating Partnership agree that, between the date of this Agreement and the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable, except as set forth in Section 6.01 of the Company Disclosure Letter, as contemplated or required by any other provision of this Agreement or any Management Agreement Document to which the Company or any Company Subsidiary is bound or, as required by applicable Law or by any

Governmental Entity of competent jurisdiction, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company Parties will, and will cause each Company Subsidiary to (x) use commercially reasonable efforts to conduct their operations in all material respects in the ordinary course of business, consistent with past practice in all material respects and (y) use commercially reasonable efforts to maintain and preserve substantially intact the business organization of the Company and Company Subsidiaries, to retain the services of their current officers and key employees, to preserve their assets and properties in good repair and condition and to preserve the goodwill and current relationships of the Company and Company Subsidiaries with persons with which the Company or any Company Subsidiary has significant business relations. Without limiting the foregoing, except as set forth in Section 6.01 of the Company Disclosure Letter, as contemplated or required by any other provision of this Agreement or any Management Agreement Document to which the Company or any Company Subsidiary is bound or as required by applicable Law, or by any Governmental Entity of competent jurisdiction, the Company Parties shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) amend the Company Charter or the Company Bylaws or the certificate of formation or Operating Partnership Agreement of the Operating Partnership or similar organizational documents of any Company Subsidiary;

(b) issue or dispose of or authorize the issuance or disposition of any equity securities or equity-based award in the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such equity securities or awards, or any rights of any kind to acquire any such equity securities or such convertible or exchangeable securities, other than (i) upon the vesting of RSU Awards, or settlement of Performance Awards and DSU Awards, in each case, outstanding as of the date hereof or (ii) the issuance of shares of Company Common Stock to non-managing members of the Operating Partnership in connection with the redemption of their Membership Units as provided in the Operating Partnership Agreement;

(c) (i) other than in the ordinary course of business, sell, pledge, dispose of, transfer, lease, license or encumber (other than Permitted Liens) any material personal property, equipment or assets (other than as set forth in clause (ii) below) of the Company or any Company Subsidiary, except pursuant to existing Contracts set forth in Section 6.01 of the Company Disclosure Letter, (ii) except in connection with the incurrence of any Indebtedness permitted to be incurred by the Company pursuant to Section 6.01(h)(i)(y), sell, pledge, dispose of, transfer, lease, license or encumber any real property (including Company Real Property) other than execution of easements, covenants, rights of way, restrictions and other similar instruments in the ordinary course of business that, individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the existing use, operation or value of, the property or asset affected by the applicable instrument or (iii) amend any of the Contracts referenced in Section 6.01(c) of the Company Disclosure Letter or waive or release any material rights or claims thereunder;

(d) (i) declare, set aside, make or pay any dividend or other distribution with respect to the capital stock or equity interests of the Company or any Company Subsidiary, whether payable in cash, stock, equity interests, property or a combination thereof, other than (A) any distribution by the Company that is the minimum amount necessary for the Company to maintain REIT status, or avoid the incurrence of any Taxes under Section 857 of the Code or avoid the imposition of any excise Taxes under Section 4981 of the Code and (B) dividends paid by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary, provided that if the Company declares or pays a distribution with respect to the Company Common Stock, the Merger Consideration shall be decreased by an amount equal to the per share amount of such distribution or (ii) enter into any Contract with respect to the voting or registration of any capital stock or equity interest of the Company or any Company Subsidiary;

(e) other than (i) in the case of wholly-owned Company Subsidiaries, (ii) in connection with Tax withholdings on the vesting or payment of RSU Awards, Performance Awards and DSU Awards or (iii) in connection with the redemption of any Membership Units of the Operating Partnership pursuant to the Operating Partnership Agreement, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its equity securities or any options, warrants, securities or other rights exercisable for or convertible into any such equity securities;

(f) merge or consolidate the Company or any Company Subsidiary with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than a merger of one or more wholly-owned Company Subsidiaries with or into one or more other wholly-owned Company Subsidiaries);

(g) acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any person (or equity interests thereof) or any assets, real property, personal property, equipment, business or other rights (whether by merger, stock purchase, asset purchase or otherwise), other than (i) acquisitions of inventory, personal property and equipment in the ordinary course of business, substantially consistent with past practice, and (ii) any other acquisitions of assets or businesses for consideration that is individually or in the aggregate not in excess of $2,000,000;

(h) (i) incur, assume, refinance or guarantee any Indebtedness for borrowed money (other than Indebtedness from the Company to a wholly-owned Company Subsidiary) or issue any debt securities, or assume or guarantee any Indebtedness for borrowed money of any person, except (x) for borrowings and guarantees in the ordinary course of business, consistent with past practice, under the Credit Agreement, (y) in connection with transactions permitted pursuant to Section 6.01(g) or (z), Indebtedness that is prepayable at any time without penalty or premium in an amount not to exceed $5,000,000 in the aggregate and is not secured, directly or indirectly, by Company Real Property or (ii) prepay, refinance or amend any Indebtedness, except for (A) repayments under the Credit Agreement in the ordinary course of business consistent with past practice and (B) mandatory payments under the terms of any other Indebtedness in accordance with its terms;

(i) make any loans, advances or capital contributions to, or investments in, any other person (other than to any wholly-owned Company Subsidiary as required by any Contract in effect on the date hereof) in excess of $5,000,000;

(j) except to the extent required by Law or the terms of any Company Benefit Plan as set forth in Section 6.01(j) of the Company Disclosure Letter, or as specifically contemplated by this Agreement: (i) other than annual increases in salary in the ordinary course of business and consistent with past practice with respect to any non-executive officer, increase the compensation or benefits payable or to become payable to its directors, officers or employees; (ii) grant or provide any rights to severance or termination pay or other termination benefit, or enter into any employment or severance agreement; (iii) establish, adopt, enter into, terminate or materially amend any Company Benefit Plan, collective bargaining agreement or profit sharing, thrift, pension, retirement, deferred compensation, employment, termination, severance or other similar plan or agreement that would be a Company Benefit Plan if it were in existence as of the date hereof; (iv) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan; and (v) hire any new employee (other than with respect to individuals whose total annual compensation will not exceed $200,000);

(k) except in each case to the extent required by Law, file any material Tax Return materially inconsistent with past practice, make or change any material Tax election inconsistent with past practice (it being understood and agreed, for the avoidance of doubt, that nothing in this Agreement shall preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), settle or compromise any material Tax claim or assessment by any Governmental Entity, adopt or change any accounting method with respect to Taxes, enter into any closing agreement with a taxing authority or surrender any right to claim a refund of a material amount of Taxes;

(l) enter into or amend any Tax Protection Agreement;

(m) make any material change in accounting policies or procedures, other than as required by GAAP, applicable Law or any Governmental Entity of competent jurisdiction (of which change the Company shall promptly notify Parent);

(n) except as set forth in Section 6.01(n) of the Company Disclosure Letter, make any capital expenditures or enter into any Contract for any renovation, construction or capital expenditure; provided, however, that notwithstanding the foregoing, the Company and any Company Subsidiary shall be permitted to make (i) capital expenditures required by Law, (ii) expenditures permitted to be made by Management Companies from reserved funds pursuant to and as permitted under the Management Agreement Documents, (iii) emergency capital expenditures in any amount that the Company determines is necessary in its reasonable judgment to maintain its ability to operate its businesses in the ordinary course, (iv) capital expenditures in any amount not exceeding $5,000,000 in the aggregate for all projects of the Company and the Company Subsidiaries and (v) Contracts related to capital expenditures permitted by clauses (i) through (iv);

(o) settle or compromise any suit or proceeding, other than any suit or proceeding providing solely for the payment of an amount less than $2,000,000 individually or $5,000,000 in the aggregate (net of any amount covered by insurance or indemnification), but in no event shall the Company or any Company Subsidiary settle any suit or proceeding described in Section 6.15 except in accordance with the provisions thereof;

(p) modify, amend, terminate or waive compliance with or breaches under, or assign any material rights or claims under, any Company Material Contract or enter into any new Contract that, if entered into prior to the date of this Agreement, would have been required to be listed in Section 4.18 of the Company Disclosure Letter as a Company Material Contract;

(q) (i) initiate or consent to any zoning reclassification of any Company Real Properties or any change to any approved site plan (in each case, that is material to such Company Real Property or plan, as applicable), special use permit or other land use entitlement affecting any material Company Real Properties in any material respect or (ii) amend, modify or terminate, or authorize any Management Company to amend, modify, terminate or allow to lapse, any material Company Permit, including any liquor license;

(r) fail to use its commercially reasonable efforts to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering the Company, Company Real Properties, Company Subsidiaries and their respective properties, assets and businesses or substantially equivalent policies; or

(s) authorize or enter into any Contract to do any of the foregoing.

Nothing contained in this Agreement shall give the Buyer Parties, directly or indirectly, the right to control or direct the operations of the Company or the Operating Partnership prior to the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable. Prior to the Company Merger Effective Time or the Partnership Merger Effective Time, the Company or the Operating Partnership, as applicable, shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

SECTION 6.02 Agreements Concerning the Buyer Parties. During the period from the date of this Agreement through the Company Merger Effective Time, Parent, Merger Sub and Merger Opco shall not, and Parent shall not permit Merger Sub and Merger Opco to, engage in any activity of any nature except for activities related to or in furtherance of the transactions contemplated by this Agreement (including enforcement of its rights under this Agreement) and any Debt Financing or as provided in or expressly contemplated by this Agreement.

SECTION 6.03 Solicitation; Change of Company Recommendation.

(a) Except as permitted by this Section 6.03, (i) from and after the date hereof, the Company and the Operating Partnership shall, and shall cause the Company Subsidiaries and its and their officers and directors to, and shall direct the Company’s other Representatives to, immediately cease any solicitations, discussions, negotiations or communications with any persons that may be ongoing with respect to any Competing Proposal and (ii) from and after the date hereof until the earlier of the Company Merger Effective Time and the termination of this

Agreement, the Company shall not, shall cause the Company Subsidiaries to not, and shall not authorize any Representative to, (A) initiate, solicit, knowingly encourage or facilitate (including by way of furnishing non-public information) the submission of any Competing Proposal, (B) furnish any non-public information regarding the Company or any Company Subsidiary to any person with respect to any Competing Proposal or the making of any proposal or offer that constitutes or could reasonably be expected to lead to a Competing Proposal or (C) participate in any discussions or negotiations with any person with respect to any Competing Proposal or the making of any proposal or offer that constitutes or could reasonably be expected to lead to a Competing Proposal. The Company shall not, and shall not permit any Company Subsidiary to, terminate, waive, amend or modify any provision of any standstill or confidentiality agreement to which the Company or any Company Subsidiary is a party, in each case with respect to the submission of any Competing Proposal, except to the extent to allow the applicable party to make a confidential Competing Proposal to the Company’s board of directors.

(b) Notwithstanding anything to the contrary contained in this Agreement (but subject to the Company’s compliance with the provisions of Section 6.03), if, at any time following the date hereof and prior to the Company obtaining the Company Stockholder Approval, (i) the Company has received a written unsolicited bona fide Competing Proposal (it being agreed that the board of directors of the Company may correspond in writing with any person making such a written Competing Proposal to request clarification of the terms and conditions thereof so as to determine whether such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal) from a person that did not result from a breach of Section 6.03(a) and (ii) the Company’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company may (A) furnish information with respect to the Company and the Company Subsidiaries to the person making such Competing Proposal and its Representatives and (B) participate in discussions or negotiations with the person making such Competing Proposal and its Representatives regarding such Competing Proposal; provided, however, that the Company (1) will not, will not permit the Company Subsidiaries to, and will not authorize any of the Company’s Representatives to, disclose any non-public information regarding the Company to such person without first entering into an Acceptable Confidentiality Agreement with such person and will as promptly as practicable (and in any event within 48 hours thereafter) advise Parent in writing of the receipt of any Competing Proposal, the material terms and conditions thereof (including, if applicable, providing copies of any written Competing Proposals and drafts of proposed agreements related thereto) and the identity of any person making such Competing Proposal, (2) will as promptly as practicable (and in any event within 24 hours thereafter) after receipt of any request for non-public information relating to it or any Company Subsidiary or for access to its or any of the Company Subsidiaries’ properties, books or records by any person that, to the Company’s knowledge, is reasonably likely to make, or has made, a Competing Proposal, notify Parent orally and in writing of such receipt, (3) will promptly (and in any event within 24 hours thereafter) provide to Parent any information concerning the Company or the Company Subsidiaries provided or made available to such other person (or its Representatives) that was not previously provided or made available to Parent and (4) will promptly (and in any event within 48 hours thereafter) notify Parent of any change to the financial and other material terms and conditions of any Competing Proposal and otherwise keep Parent reasonably informed of the status of any such Competing Proposal, including by providing copies of all proposals, offers and drafts of proposed agreements related thereto. Neither the Company nor any Company Subsidiary shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Parent.

(c) Except as set forth Section 6.03(d) or Section 6.03(e), neither the Company’s board of directors nor any committee thereof shall (i) adopt, authorize, approve or recommend (or publicly propose to adopt, authorize, approve or recommend) any Competing Proposal, (ii) withhold, modify or amend (or publicly propose to withhold, modify or amend), in a manner adverse to Parent, the Company Recommendation, (iii) fail to include the Company Recommendation in the Proxy Statement (any action set forth in the foregoing clauses (i) through (iii), a “Change of Company Recommendation”) or (iv) authorize or allow the Company or any of the Company Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Competing Proposal (other than an Acceptable Confidentiality Agreement) or requiring the Company or the Operating Partnership to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (any of the foregoing referenced in this clause (iv), an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Company Stockholder Approval, if the Company is not in breach of this Section 6.03 in any material respect the board of directors of the Company may make a Change of Company Recommendation and may cause the Company to terminate this Agreement in accordance with Section 8.01(f), if:

(i) (A) a written Competing Proposal (that did not result from a breach of Section 6.03(a)) is made to the Company or any Company Subsidiary by any person, and such Competing Proposal is not withdrawn and (B) the Company’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal;

(ii) the Company provides Parent prior written notice of the Company’s intention to make a Change of Company Recommendation (a “Notice of Change of Recommendation”), which notice shall identify the person making such Superior Proposal and include the material terms and conditions of such Superior Proposal, including, if applicable, copies of any written proposals or offers and any proposed agreements related thereto (it being agreed that the delivery of the Notice of Change of Recommendation by the Company shall not constitute a Change of Company Recommendation);

(iii) the Company has negotiated (and caused its Representatives to negotiate) in good faith with Parent (to the extent Parent desires to negotiate) with respect to any changes to the terms of this Agreement proposed by Parent in order to obviate the need to make such Change of Company Recommendation or terminate this Agreement pursuant to Section 8.01(f) for at least three (3) Business Days following receipt by Parent of such Notice of Change of Recommendation (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Change of Recommendation and the Company shall be required to comply again with the provisions of this Section 6.03(d), provided that, in the case of any such amendment, the reference to three (3) Business Days in this clause (iii) shall instead be two (2) Business Days following receipt by Parent of any such new Notice of Change of Recommendation); and

(iv) at the end of such three (3) Business Day period (or two (2) Business Day period, if applicable), and taking into account any changes to the terms of this Agreement proposed by Parent to the Company, the Company’s board of directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Competing Proposal would continue to constitute a Superior Proposal even if such changes proposed by Parent were given effect.

(e) Other than in connection with a Competing Proposal (which shall be subject to Section 6.03(d) and shall not be subject to this Section 6.03(e)), nothing in this Agreement shall prohibit or restrict the Company’s board of directors from withholding, modifying or amending in a manner adverse to Parent, the Company Recommendation if prior to obtaining the Company Stockholder Approval:

(i) the Company’s board of directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company’s board of directors to effect a Change of Company Recommendation would reasonably be likely to be inconsistent with its duties under applicable Law;

(ii) the Company provides Parent prior written notice of its intention to take such action, which notice shall specify in reasonable detail the reasons therefor (it being agreed that the delivery of such notice by the Company shall not constitute a Change of Company Recommendation);

(iii) the Company has negotiated (and caused its Representatives to negotiate) in good faith with Parent (to the extent Parent desires to negotiate) with respect to any changes to the terms of this Agreement proposed by Parent in order to obviate the need to make such Change of Company Recommendation for at least three (3) Business Days following receipt by Parent of such notice; and

(iv) at the end of the three (3) Business Day period described in the foregoing clause (iii), and taking into account any changes to this Agreement proposed by Parent to the Company, the Company’s board of directors has determined in good faith, after consultation with its outside legal counsel, that the failure of the Company’s board of directors to effect a Change of Company Recommendation would reasonably be likely to be inconsistent with its duties under applicable Law even if such changes proposed by Parent were given effect.

(f) Nothing contained in this Agreement shall prohibit the Company’s board of directors from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if the Company’s board of directors determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with its duties under applicable Law to the stockholders of the Company (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company’s board of directors of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Company Recommendation) or is required by applicable Law; provided, however, that neither the Company nor the Company’s board of directors shall be permitted to recommend that the stockholders of the Company tender any securities in connection with any tender offer or exchange offer that is a Competing Proposal or effect a Change of Company Recommendation with respect thereto, except as permitted by Section 6.03(d). The Company and the Company’s board of directors shall not take any actions to exempt any person from the “Aggregate Stock Ownership Limit” or the “Common Stock Ownership Limit” or establish or increase an “Excepted Holder Limit,” as such terms are defined in the Company Charter unless such actions are taken concurrently with the termination of this Agreement in accordance with Section 8.01(f).

SECTION 6.04 Proxy Statement; Stockholder Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file a preliminary Proxy Statement with the SEC. The Proxy Statement shall include the Company Recommendation, except to the extent the Company’s board of directors has made a Change of Company Recommendation in accordance with Section 6.03. Parent shall cooperate with the Company in the preparation of the Proxy Statement, and shall furnish all information concerning it, Merger Sub and Guarantor that is reasonably necessary or appropriate in connection with the preparation of the Proxy Statement. The parties shall use their respective reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. Prior to filing or mailing the Proxy Statement or any related documents (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on such document or response and shall consider in good faith any comments on such document or response reasonably proposed by Parent. The Company shall notify Parent promptly of the receipt of any comments to the Proxy Statement from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will promptly supply Parent with copies of all correspondence between the Company and the SEC or its staff with respect to the Proxy Statement or the transactions contemplated by this Agreement.

(b) If, at any time prior to the Company Stockholder Meeting, any information relating to the Company or Parent, or any of their respective affiliates, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable notify the other party. Following such notification, the Company shall file with the SEC an appropriate amendment or supplement describing such information as promptly as practicable after Parent has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, the Company shall disseminate such amended or supplement to the stockholders of the Company.

(c) The Company shall, as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders in accordance with Section 6.04(a), duly call, give notice of, convene and hold a meeting of the holders of the Company Common Stock for the purpose of seeking the Company Stockholder Approval (the “Company Stockholder Meeting”). The Company’s board of directors shall recommend that the Company’s stockholders give the Company Stockholder Approval (the “Company Recommendation”) except to the extent the Company’s board of directors has made a Change of Company Recommendation in accordance with Section 6.03, and the Company shall, except to the extent there has been a Change of Company Recommendation or this Agreement has been terminated in accordance with its terms, use its reasonable best efforts to solicit the Company Stockholder Approval, including by soliciting proxies from the holders of the Company Common Stock in favor thereof. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. Unless this Agreement is terminated in accordance with its terms, the Company shall not submit to the vote of its stockholders any Competing Proposal. The obligation of the Company to duly call, give notice of, convene and hold the Company Stockholder Meeting and mail the Proxy Statement (and any amendment or supplement that may be required by Law) to the Company’s stockholders shall not be affected by a Change of Company Recommendation.

(d) Notwithstanding any provision of this Agreement to the contrary, the Company may adjourn, recess or postpone the Company Stockholder Meeting, after consultation with Parent, (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholder Meeting, (ii) if as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Stockholder Approval at the Company Stockholder Meeting; provided, that, in the case of this clause (ii), without the consent of Parent, in no event shall the Company Stockholder Meeting (as so postponed or adjourned) be held on a date that is more than thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled or (iii) to the extent required by applicable Law.

SECTION 6.05 Access to Information. From the date of this Agreement to the Company Merger Effective Time, the Company Parties shall, and shall cause each Company Subsidiary to: (a) provide to the Buyer Parties and their respective Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary, upon prior written notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof; and (b) furnish promptly such information concerning the business, properties, Contracts, assets and liabilities of the Company and the Company Subsidiaries as Parent or its Representatives may reasonably request; provided, however, that the Company Parties shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company Parties believe in good faith that doing so would: (i) result in the loss of attorney-client privilege; (ii) violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party; (iii) result in a competitor of the Company or any Company Subsidiary receiving information that is competitively sensitive; or (iv) breach, contravene or violate any applicable Law (including any Antitrust Law) (provided that the Company Parties shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i) through (iv)). Subject to Section 6.07(b), Parent shall, and shall cause each of its Subsidiaries and its and their respective Representatives, to hold all information provided or furnished pursuant to this Section 6.05 confidential in accordance with the terms of the Confidentiality Agreement. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, each of the Buyer Parties shall, and shall cause their respective Representatives accessing such properties to, comply with all applicable Laws and all of the Company’s and the Company Subsidiaries’ safety and security procedures. Notwithstanding anything to the contrary in this Agreement, from the date of this Agreement to the Company Merger Effective Time, none of the Buyer Parties or any of their respective affiliates or Representatives shall, without the prior written consent of the Company, conduct any environmental investigation at any Company Real Property involving any sampling or other intrusive investigation of air, surface water, groundwater, soil or anything else at or in connection with any Company Real Property. No investigation under this Section 6.05 or otherwise shall affect any of the representations, warranties, covenants or agreements of the Company Parties or any condition to the obligations of the parties hereto under this Agreement.

SECTION 6.06 Appropriate Action; Consents; Filings.

(a) Subject to the terms and conditions of this Agreement, each of the Buyer Parties and each of the Company Parties shall use its reasonable best efforts to consummate the transactions contemplated hereby and to cause the conditions set forth in Article VII to be satisfied. Without limiting the generality of the foregoing, each of the Buyer Parties and each of the Company Parties shall use its reasonable best efforts to (i) promptly obtain all actions or non-actions, consents, Permits (including Environmental Permits), waivers, approvals, authorizations and orders from Governmental Entities necessary or advisable in connection with the consummation of the transactions contemplated hereby, (ii) as promptly as practicable, make and not withdraw (without the Company’s consent) all registrations and filings with any Governmental Entity necessary or advisable in connection with the consummation of the transactions contemplated by this Agreement, including any filings required of them or their “ultimate parent entities” under any Antitrust Law, and promptly make any further filings pursuant thereto that may be necessary or advisable, (iii) defend all lawsuits or other legal, regulatory, administrative or other proceedings to which it or any of its affiliates is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order with respect to each such lawsuit or other proceeding, (iv) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, non-appealable order with respect thereto, (v) seek to resolve any objection or assertion by any Governmental Entity challenging this Agreement or the transactions contemplated hereby and (vi) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby.

(b) Without limiting the generality of anything contained in this Section 6.06, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from or any Governmental Entity regarding the Mergers. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(c) Without limiting the generality of anything contained in this Section 6.06, each party hereto shall use their respective commercially reasonable efforts to obtain any third party consents necessary or advisable in connection with the transactions contemplated by this Agreement. In the event that the parties hereto shall fail to obtain any third party consent described above, the Company shall use its commercially reasonable efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and the Company Subsidiaries resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any person (other than a Governmental Entity) with respect to any transaction contemplated by this Agreement, (i) none of the Company or any Company Subsidiary shall be required to, or, without the prior written consent of Parent, shall, pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none of the Buyer Parties or any of their affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation. The Company shall use its commercially reasonable efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Partnership Merger Effective Time, of those directors of the Company or any Company Subsidiary designated by Parent to the Company in writing at least five (5) Business Days prior to the Closing.

(d) Nothing in this Section 6.06 shall prohibit or otherwise limit the right of the Company Parties to take any action they are permitted to take under Section 6.03. The parties’ obligations with respect to any Debt Financing shall be governed by Section 6.07 and not this Section 6.06.

SECTION 6.07 Financing.

(a) Notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or any of its affiliates, in connection with the Mergers or the other transactions contemplated hereby, enter into any Contract with any bank or investment bank or other potential provider of debt or equity financing on an exclusive basis or otherwise on terms that prohibit or otherwise restrict such provider from providing or seeking to provide such financing to any person in connection with a transaction relating to the Company or the Company Subsidiaries. Parent may disclose non-public information regarding no more than four (4) of the Company Real Properties (and in the Company’s sole discretion, additional Company Real Properties) to up to eight (8) potential purchasers of such assets (and their advisors and financing sources) (and in the Company’s sole discretion, additional potential purchasers of such assets (and their advisors and financing sources)); provided that to the extent any such potential purchaser of assets does not enter into a confidentiality agreement with the Company, such person shall be considered a Representative of Blackstone Real Estate Advisors L.P. under the Confidentiality Agreement and Blackstone Real Estate Advisors L.P. and Parent shall be responsible for any use or disclosure of such information by such potential purchaser (or its advisors or financing sources thereof) in breach of the Confidentiality Agreement. Parent may disclose non-public information regarding the Company to up five (5) potential Debt Financing sources (and their advisors); provided that any such potential Debt Financing source shall enter into an agreement with the Company with confidentiality and use provisions regarding the Company’s information that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (“Approved Debt Financing Sources”). Subject to the prior written consent of the Company, which shall not be unreasonably withheld, Parent may disclose non-public information regarding the Company to additional potential Debt Financing sources (and their advisors); provided that any such additional potential Debt Financing source shall enter into an agreement with the Company with confidentiality and use provisions regarding the Company’s information that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, and upon receipt of such consent and entering into such agreement, such additional potential Debt Financing source shall be deemed to be an Approved Debt Financing Source.

(b) Prior to the Closing, at Parent’s sole expense, the Company shall, and shall cause the Company Subsidiaries to, and shall use commercially reasonable efforts to cause its Representatives to, provide to the Buyer Parties all customary cooperation reasonably requested in writing by Parent in connection with Parent arranging debt financing through Approved Debt Financing Sources with respect to the Company, the Company Subsidiaries or the Company Real Properties (“Debt Financing”), including to (i) cause management of the Company to participate in a reasonable number of meetings, presentations, sessions with rating agencies and due diligence sessions, in each case, with appropriate seniority and expertise, (ii) provide reasonable and customary assistance with the preparation of materials for rating agency presentations and bank information memoranda and provide reasonable cooperation with the due diligence efforts of any Approved Debt Financing Sources to the extent reasonable and customary, (iii) permit Parent and its Representatives to conduct appraisal, environmental , engineering and similar inspections of each Company Real Property, subject to the second to last sentence of Section 6.05, (iv) issue customary representation letters to auditors and (v) use commercially reasonable efforts, to the extent timely requested by Parent, to (A) obtain accountants’ comfort letters and consents to the use of accountants’ audit reports relating to the Company, (B) obtain legal opinions, surveys, appraisals, environmental reports and title insurance as may be reasonably required by Parent or any Approved Debt Financing Sources, (C) obtain customary evidence of authority, customary officer’s certificates, good standing certificates (to the extent applicable) in the respective jurisdictions of organization of the Company and the Company Subsidiaries, customary lien searches with respect to the Company and the Company Subsidiaries and insurance certificates, (D) obtain documents reasonably requested by Parent or any Approved Debt Financing Sources relating to the repayment of the existing Indebtedness of the Company and the Company Subsidiaries and the release of related liens, including customary payoff letters, (E) provide all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to the Company or any of the Company Subsidiaries, in each as reasonably requested by Parent, (F) furnish the Buyer Parties with such financial information and projections relating to the Company and the Company Subsidiaries as may be reasonably requested by Parent to the extent the Company has the same its possession or has access to such information under the Management Agreement Documents, (G) obtain estoppels and certificates from tenants, lenders, managers, franchisors, ground lessors and counterparties to reciprocal easement agreement or other similar agreements to which the Company or any of the Company Subsidiaries is a party in form and substance reasonably satisfactory to any Approved Debt Financing Sources and (H) cooperate to facilitate the pledging of, granting of mortgages and security interests in and obtaining perfection of any liens on, collateral in connection with any Debt Financing, and attempting to obtain any consents associated therewith; provided, however, that (1) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or any of the Company Subsidiaries, (2) neither the Company nor any of the Company Subsidiaries shall be required to commit to enter into any definitive agreement related to any proposed Debt Financing that is not contingent upon the Closing or that would be effective at or prior to the Company Merger Effective Time and (3) neither the Company’s board of directors nor any of the Company Subsidiaries’ boards of directors (or equivalent bodies) shall be required to approve any Debt Financing or agreements related thereto at or prior to the Company Merger Effective Time. The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with any Debt Financing involving Approved Debt Financing Sources so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries. None of the Company or any of the Company Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment (other than for reasonable out-of-pocket costs that are reimbursed by Parent as provided below in this Section 6.07(b)) or incur any other liability or provide or agree to provide any indemnity in connection with any Debt Financing or any of the foregoing prior to the Company Merger Effective Time. Notwithstanding anything to the contrary in this Section 6.07(b), the condition set forth in Section 7.02(b), as it applies to the Company’s obligations under this Section 6.07(b), shall automatically be deemed satisfied, except to the extent the Company has materially and willfully breached its obligations under this Section 6.07(b), Parent has provided to the Company written notice of such breach within 10 Business Days of first becoming aware of such breach and the Company fails to cure such breach by the earlier of 10 Business Days after such notice is provided or the Outside Date. Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or any of the Company Subsidiaries in connection with such cooperation under this Section 6.07(b). Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any Debt Financing (including any action taken in accordance with this Section 6.07(b)) and any information utilized in connection therewith (other than information provided by the Company or the Company Subsidiaries).

(c) Each of the Buyer Parties acknowledges and agrees that (i) the consummation of the Mergers shall not be conditioned on, or delayed or postponed as a result of the obtaining of (or the failure to obtain) the Equity Financing or any Debt Financing and, (ii) prior to any termination of this Agreement pursuant to Section 8.01, they shall continue to be obligated to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Equity Financing or any Debt Financing, subject to the conditions set forth in Section 7.01 and Section 7.02.

(d) Cooperation Regarding Existing Indebtedness. Promptly following Parent’s request, the Company shall deliver to each of the lenders under the Existing Indebtedness (the “Existing Loan Lenders”) a notice (an “Existing Loan Notice”) prepared by Parent, in form and substance reasonably acceptable to the Company, notifying each of the Existing Loan Lenders of this Agreement and the contemplated Mergers. At Parent’s election, the Existing Loan Notice with respect to one or more of the Existing Loan Documents may include a request for a consent, in form and substance reasonably acceptable to the Company (an “Existing Loan Consent”), to (1) the consummation of the Mergers and the other transactions contemplated by this Agreement, and (2) to certain modifications of the Existing Loan Documents; provided that, the consummation of the Mergers shall not be conditioned on, or delayed or postponed as a result of the receipt of (or failure to receive) any such Existing Loan Consent. Without limiting the foregoing, in connection with any Existing Indebtedness that Parent intends not to repay or cause the Company or any of the Company Subsidiaries not to repay at the Closing, the Company shall use commercially reasonable efforts to cooperate with Parent in connection with contacting any such Existing Loan Lender regarding maintaining the applicable Existing Indebtedness after Closing (provided that the Company shall have the right to participate in any discussions). Notwithstanding anything to the contrary in this Section 6.07(d), the condition set forth in Section 7.02(b), as it applies to the Company’s obligations under this Section 6.07(d), shall automatically be deemed satisfied, except to the extent the Company has materially and willfully breached its obligations under this Section 6.07(d), Parent has provided to the Company written notice of such breach within 10 Business Days of first becoming aware of such breach and the Company fails to cure such breach by the earlier of 10 Business Days after such notice is provided or the Outside Date. Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or any of the Company Subsidiaries in connection with such cooperation under this Section 6.07(d). Parent shall pay all fees and expenses payable in connection with any Existing Loan Consents and the maintenance of any Existing Indebtedness from and after the Company Merger Effective Time.

(e) Notwithstanding anything to the contrary in this Section 6.07, the Company Parties shall not be required to (or to cause any Company Subsidiary to) afford access or furnish information pursuant to this Section 6.07 to the extent that the Company Parties believe in good faith that doing so would: (i) result in the loss of attorney-client privilege; (ii) violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party; (iii) result in a competitor of the Company or any Company Subsidiary receiving information that is competitively sensitive; or (iv) breach, contravene or violate any applicable Law (including any Antitrust Law) (provided that the Company Parties shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i) through (iv)).

(f) For the avoidance of doubt, the obligations contained in this Section 6.07 shall terminate upon the occurrence of the Closing.

SECTION 6.08 Public Announcements. The initial press release issued by Parent and the Company concerning this Agreement and the transactions contemplated hereby shall be in a form agreed to by Parent and the Company and thereafter Parent and the Company shall consult with each other (and obtain the other party’s consent) before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, except (a) as may be required by applicable Law, court process or the New York Stock Exchange if the party issuing such press release or other public statement has, to the extent practicable, provided the other party with an opportunity to review and comment, (b) any press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party hereto in accordance with this Agreement, in each case under this clause (b) to the extent such disclosure is still accurate, and (c) in connection with any Change of Company Recommendation made in accordance with this Agreement.

SECTION 6.09 Directors & Officers Indemnification and Insurance.

(a) Indemnification. From and after the Company Merger Effective Time, Parent shall, and shall cause the Surviving Company and the Surviving Partnership to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless each current or former director or officer of the Company or any of the Company Subsidiaries and each fiduciary under benefit plans of the Company or any of the Company Subsidiaries (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, damages or liabilities or, subject to the proviso of the next sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Company Merger Effective Time (and whether asserted or claimed prior to, at or after the Company Merger Effective Time) to the extent that they are based on or arise out of the fact that such person is or was a director, officer or fiduciary under benefit plans, including payment on behalf of or advancement to the Indemnified Party of any expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by this Agreement, whether asserted or claimed prior to, at or after the Company

Merger Effective Time, and including any expenses incurred in enforcing such person’s rights under this Section 6.09; provided, that (x) none of Parent, the Surviving Company or the Surviving Partnership shall be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and (y) except for legal counsel engaged for one or more Indemnified Parties on the date hereof, none of Parent, the Surviving Company or the Surviving Partnership shall be obligated under this Section 6.09(a) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal action except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action. In the event of any such loss, expense, claim, damage or liability (whether or not asserted before the Company Merger Effective Time), the Surviving Company or the Surviving Partnership, as applicable, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly, and in any event within 10 days, after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that, if legally required, the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under Law).

(b) Insurance. The Company shall be permitted to, prior to the Company Merger Effective Time, and if the Company fails to do so, Parent shall cause the Surviving Company to, obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries thereof than the Company’s existing directors’ and officers’ liability insurance policy; provided that in no event shall Parent or the Surviving Company be required to pay an annual premium in the aggregate more than an amount equal to 300% of the current annual premium paid by the Company for such D&O Insurance. If the Company and the Surviving Company for any reason fail to obtain such “tail” insurance policy as of the Company Merger Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time (and for so long thereafter as any claims brought before the end of such six-year period thereunder are being adjudicated) the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Company shall, and Parent shall cause the Surviving Company to, purchase comparable D&O Insurance for such six-year period (and for so long thereafter as any claims brought before the end of such six-year period thereunder are being adjudicated) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Company be required to pay annual premiums in the aggregate more than an amount equal to 300% of the current annual premium paid by the Company for such D&O Insurance.

(c) Successors. In the event the Surviving Company, the Surviving Partnership, Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provisions shall be made so that the successors, assigns or transferees of the Surviving Company, the Surviving Partnership or Parent shall assume the obligations set forth in this Section 6.09.

(d) Survival of Indemnification. For a period of not less than six (6) years from the Company Merger Effective Time, Parent, the Surviving Company and the Surviving Partnership shall provide to the Indemnified Parties the same rights to exculpation, indemnification and advancement of expenses as provided to the Indemnified Parties under the provisions of the Company’s and its Subsidiaries’ charter, bylaws or similar organizational documents as in effect immediately prior to the Company Merger Effective Time and the Surviving Company’s and the Surviving Partnership’s charter, bylaws or similar organizational documents shall not contain any provisions contradictory to such rights. The contractual indemnification rights set forth in Section 6.09(d) of the Company Disclosure Letter in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Company or Surviving Partnership, as applicable, without any further action, and shall continue in full force and effect in accordance with their terms following the Company Merger Effective Time.

(e) Benefit. The provisions of this Section 6.09 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs, executors or administrators and his or her representatives, shall be binding on all successors and assigns of the parties hereto and shall not be amended in a manner that is adverse to any Indemnified Parties (including their successors, assigns and heirs) without the consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby.

(f) Non-Exclusivity. The provisions of this Section 6.09 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Nothing in this Agreement, including this Section 6.09, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of its Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 6.09 is not prior to, or in substitution for, any such claims under any such policies.

SECTION 6.10 Takeover Statutes. If any Takeover Statute is or may become applicable to any Buyer Party, this Agreement, the Mergers or any of the other transactions contemplated by this Agreement, each of the parties and their respective boards of directors (or managing members, as applicable) shall grant such approvals and take such actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such Takeover Statute on the Buyer Parties, this Agreement, the Mergers or the other transactions contemplated by this Agreement.

SECTION 6.11 Employee Benefit Matters.

(a) From and after the Company Merger Effective Time and for a period ending on the first anniversary of the Company Merger Effective Time (the “Benefit Protection Period”), Parent shall provide or cause its Subsidiaries, including the Surviving Company and the Surviving Partnership, to provide (i) base salary to each individual who is an employee of the Company or a Company Subsidiary immediately prior to the Company Merger Effective Time and for such period of time, if any, as applicable thereafter (including employees who are not actively at work on account of illness, disability or leave of absence) (each, a “Company Employee”) at a rate that is no less favorable than the rate of base salary provided to such Company Employee immediately prior to the Company Merger Effective Time, (ii) an annual cash bonus opportunity to each Company Employee that is not less favorable than the annual cash bonus opportunity provided to such Company Employee immediately prior to the Company Merger Effective Time, and (iii) other compensation and benefits (including long-term incentive compensation, severance benefits, paid-time off and health insurance) to Company Employees that are substantially comparable, in the aggregate, to the other compensation and benefits provided to Company Employees immediately prior to the Company Merger Effective Time.

(b) Without limiting the generality of Section 6.11(a), from and after the Company Merger Effective Time, Parent shall, or shall cause Parent’s Subsidiaries, including the Surviving Company and the Surviving Partnership, to, assume, honor and continue all of the Company’s and the Company Subsidiaries’ employment, severance, retention and termination plans, policies, programs, agreements and arrangements (including any change in control or severance agreement between the Company or any Company Subsidiary and any Company Employee), in each case, in accordance with their terms as in effect immediately prior to the Company Merger Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event).

(c) For purposes of determining eligibility to participate, level of benefits, vesting (if applicable) and entitlement to benefits (but not for accrual of or entitlement to defined benefit pension benefits, post-employment welfare benefits, special or early retirement programs, window separation programs, or similar plans which may be in effect from time to time) under any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, but without regard to whether the applicable plan is subject to ERISA) and any other employee benefit plan, program, policy or arrangement maintained by Parent or any of its Subsidiaries, including the Surviving Company and the Surviving Partnership, including any vacation, paid time off and severance plans, each Company Employee’s service with or otherwise credited by the Company or any Company Subsidiary shall be treated as service with Parent or any of its Subsidiaries, including the Surviving Company and the Surviving Partnership; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits. Parent shall take all necessary action so that each Company Employee shall after the Company Merger Effective Time continue to be credited with the unused vacation and sick leave credited to such employee through the Company Merger Effective Time under the applicable vacation and sick leave policies of the Company and the Company Subsidiaries, and Parent shall permit or cause its Subsidiaries to permit such employees to use such vacation and sick leave in accordance with such policies.

(d) Parent shall, or shall cause its Subsidiaries, including the Surviving Company and the Surviving Partnership, to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries, including the Surviving Company and the Surviving Partnership, in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Company Merger Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Company Merger Effective Time. Parent shall, or shall cause its Subsidiaries, including the Surviving Company and the Surviving Partnership, to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Company Merger Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Company Merger Effective Time. Parent shall provide, or shall cause its Subsidiaries, including the Surviving Company or the Surviving Partnership to provide, notices and continuation coverage for each Company Employee and each spouse or dependent of a Company Employee who is an “M&A Qualified Beneficiary” (as such term is defined in Treasury Regulation Section 54.4980B-9) as a result of the consummation of the transactions contemplated by this Agreement.

(e) If the Company Merger Effective Time occurs prior to the date on which the Company pays annual bonuses for the 2015 performance year, then immediately following the Company Merger Effective Time, the Company shall pay a bonus (which may be prorated as set forth below) to each employee of the Company or a Company Subsidiary who is otherwise eligible to receive such a bonus (a “Bonus Recipient”) for 2015 (the “2015 Bonus”). The amount of any such 2015 Bonus initially shall be calculated (i) with respect to quantitative performance, based on the actual performance of the Company through the Company Merger Effective Time (or, if earlier, December 31, 2015) and, to the extent applicable, the forecasted performance of the Company through December 31, 2015, as determined by the Company’s board of directors, in good faith and consistent with the terms and conditions of the applicable 2015 Bonus terms and (ii) with respect to qualitative performance, assuming maximum performance, with such amounts in (i) and (ii) prorated to reflect the portion of the 2015 performance year completed on the date of the Company Merger Effective Time (the “Estimated 2015 Bonus”). If the Company’s actual performance for the full 2015 performance year would result in any Bonus Recipient being entitled (in the reasonable determination of Parent) to a 2015 Bonus amount greater than such Bonus Recipient’s Estimated 2015 Bonus, then the Company shall pay, no later than March 15, 2016, to each such Bonus Recipient who is employed by the Company or a Company Subsidiary on the applicable 2015 Bonus payment date, the positive difference, if any, between (A) the final 2015 Bonus (as prorated through the Company Merger Effective Time) and (B) the Estimated 2015 Bonus.

(f) Notwithstanding the foregoing, nothing contained herein (i) shall be treated as an amendment of or an undertaking to amend any Company Benefit Plan or any employee benefit plan, program or arrangement maintained by the Company or any Company Subsidiary, (ii) is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person (including, without limitation, any director, officer or employee and any dependent or beneficiary thereof) other than the parties hereto and their respective successors and assigns, or (iii) shall obligate Parent, the Surviving Company, the Surviving Partnership or any of their affiliates to (A) maintain any particular benefit plan or level of benefit or (B) retain the employment (or a particular term or condition of employment) of any particular employee.

SECTION 6.12 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Mergers and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense. Parent shall, or shall cause the Surviving Company or the Surviving Partnership to, pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article II.

SECTION 6.13 Transfer and Gains Taxes. The Buyer Parties shall, with the Company’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all Tax returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which, in each case, become payable by the Company or any Company Subsidiary in connection with any transaction contemplated by this Agreement (together, with any related interests, penalties or additions to Tax, the “Transfer and Gains Taxes”). From and after the Company Merger Effective Time, the Buyer Parties shall pay or cause to be paid all such Transfer and Gains Taxes without deductions withheld from any amounts payable to the holders of the shares of Company Commons Stock or the Membership Units. The Company and Parent shall use commercially reasonable efforts to cooperate with each other to minimize such Transfer and Gains Taxes.

SECTION 6.14 Rule 16b-3 Matters. Prior to the Company Merger Effective Time, the Company may take such further actions, if any, as may be necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.15 Stockholder Litigation. The Company shall promptly notify Parent of any litigation commenced against it or any of its directors, officers or affiliates, relating to this Agreement or the transactions contemplated hereby (including the Mergers) and shall keep Parent reasonably informed regarding any such litigation. The Company shall give the Buyer Parties the opportunity to participate in the defense or settlement of any such litigation. The Company shall not, and shall not permit any of the Company Subsidiaries nor any of their Representatives to compromise or settle regarding any such stockholder litigation unless Parent shall otherwise consent in writing (which shall not be unreasonably withheld, conditioned or delayed).

SECTION 6.16 Other Transactions. Parent shall have the option, in its sole discretion and without requiring the further consent of any of the Company, the Company’s board of directors or any board of trustees, board of directors, stockholders, members or partners of the Company or any of the Company Subsidiaries, upon reasonable notice to the Company, to request that the Company, immediately prior to the Closing, (a) convert or cause the conversion of one or more wholly-owned Subsidiaries that are organized as corporations into limited liability companies and one or more Subsidiaries that are organized as limited partnerships into limited liability companies, on the basis of organizational documents as reasonably requested by Parent, (b) sell or cause to be sold stock, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by the Company in one or more wholly-owned Company Subsidiaries at a price and on such other terms as designated by Parent, and (c) sell or cause to be sold any of the assets of the Company or one or more wholly-owned Company Subsidiaries at a price and on such other terms as designated by Parent or exercise any right of the Company or a Company Subsidiary to terminate or cause to be terminated any Contract to which the Company or a Company Subsidiary is a party; provided, that (i) neither the Company nor any of the Company Subsidiaries shall be required to take any action in contravention of any organizational document of the Company or any of the Company’s Subsidiaries or any Company Material Contract, (ii) any such actions or transactions shall be contingent upon all of the conditions set forth in Article VII having been satisfied (or, with respect to Section 7.02, waived) and receipt by the Company of a written notice from Parent to such effect and that the Buyer Parties are prepared to proceed immediately with the Closing and any other evidence reasonably requested by the Company that the Closing will occur (it being understood that in any event the transactions described in clauses (a), (b) and (c) will be deemed to have occurred prior to the Closing), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of the Buyer Parties under this Agreement, including payment of the Merger Consideration, (iv) neither the Company nor any of the Company Subsidiaries shall be required to take any such action that could adversely affect the classification of the Company as a REIT or could subject the Company to any “prohibited transactions” taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981 and (v) neither the Company nor any Company Subsidiary shall be required to take any such action that could result in any United States federal, state or local income Tax being imposed on the non-managing members of the Operating Partnership. Such actions or transactions shall be undertaken in the manner (including in the order) specified by Parent which actions or transactions shall be implemented immediately prior to or concurrent with the Closing. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of the Company Subsidiaries shall be deemed to apply to, or deemed breached or violated by, any of the transactions contemplated by this Section 6.16 or required by Parent pursuant to this Section 6.16. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in performing their obligations under this Section 6.16, and Parent shall indemnify the Company for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of the Company Subsidiaries arising therefrom (and in the event the Mergers and the other transactions contemplated by this Agreement are not consummated, Parent shall reimburse the Company for any reasonable out-of-pocket costs not previously reimbursed).

ARTICLE VII

CONDITIONS TO THE MERGERS

SECTION 7.01 Conditions to Obligations of Each Party to Effect the Mergers. The respective obligations of each party to effect the Mergers shall be subject to the satisfaction or waiver (where permitted) at or prior to the Partnership Merger Effective Time of each of the following conditions:

(a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) No Injunction. No Governmental Entity of competent jurisdiction shall have issued any order, injunction or decree that is in effect, and no law shall have been enacted or promulgated, that renders the Mergers illegal, or prohibits, enjoins or otherwise prevents the Mergers; provided, however, that the condition in this Section 7.01(b) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 6.04 or Section 6.06 results in the failure of the condition to be satisfied.

SECTION 7.02 Additional Conditions to Obligations of the Buyer Parties. The obligations of the Buyer Parties to effect the Mergers are also subject to the satisfaction or waiver by Parent at or prior to the Partnership Merger Effective Time of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company Parties contained in this Agreement (other than the representations and warranties of the Company Parties set forth in Sections 4.02(a)-(b), 4.02(d)-(e), 4.02(g)-(i) and 4.09(b)), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct except for any failure of such representations and warranties to be true and correct that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company Parties set forth in Sections 4.02(a)-(b), 4.02(d)-(e) and 4.02(g)-(i) shall be true and correct in all material respects; and (iii) the representations and warranties of the Company Parties set forth in Section 4.09(b) shall be true and correct in all respects; in the case of each of clause (i), (ii) and (iii), as of the Partnership Merger Effective Time as though made on and as of the Partnership Merger Effective Time (except to the extent expressly made as of a specific date, in which case as of such specific date).

(b) Agreements and Covenants. The Company Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company Parties on or prior to the Partnership Merger Effective Time.

(c) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company Parties by an executive officer of the Company as to the satisfaction of the conditions in Sections 7.02(a) and 7.02(b).

(d) No Company Material Adverse Effect. Since the date of the Agreement, there has not been any change, event, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e) Opinion Relating to REIT and Partnership Status. Parent shall have received an opinion dated as of the Closing Date of Paul Hastings LLP or another law firm reasonably acceptable to Parent substantially in the form attached hereto as Exhibit A, which opinion will be based on factual representations contained in an officer’s certificate executed by the Company substantially in the form attached hereto as Exhibit B.

SECTION 7.03 Additional Conditions to Obligations of the Company Parties. The obligations of the Company Parties to effect the Mergers are also subject to the satisfaction or waiver by the Company at or prior to the Partnership Merger Effective Time of each of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Buyer Parties contained in this Agreement shall be true and correct in all material respects as of the Partnership Merger Effective Time as though made on and as of the Partnership Merger Effective Time (except to the extent expressly made as of a specific date, in which case as of such specific date).

(b) Agreements and Covenants. Each of the Buyer Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Buyer Parties on or prior to the Partnership Merger Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed on behalf of the Buyer Parties by an executive officer of Parent as to the satisfaction of the conditions in Sections 7.03(a) and 7.03(b).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01 Termination. This Agreement may be terminated at any time prior to the Partnership Merger Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent, by written notice to the other, if the Partnership Merger Effective Time shall not have occurred on or before March 2, 2016 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to the Company, if any Company Party, or to Parent, if any Buyer Party, as applicable, has breached in any material respect its obligations under this Agreement in any manner that shall have caused the failure of the Partnership Merger Effective Time to have occurred on or before such date;

(c) by either the Company or Parent, by written notice to the other, if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholder Meeting, including any adjournment or postponement thereof;

(d) by either the Company or Parent, by written notice to the other, if any Governmental Entity of competent jurisdiction shall have issued any order, injunction or decree permanently enjoining, restraining or prohibiting the Mergers, and such Law shall have become final and non-appealable, if applicable; provided, that the right to terminate this Agreement under this Section 8.01(d) shall not be available to the Company, if any Company Party, or to Parent, if any Buyer Party, as applicable, has failed to comply with Section 6.06;

(e) by Parent, by written notice to the Company, if (i) the Company’s board of directors shall have effected a Change of Company Recommendation, (ii) the Company shall have entered into an Alternative Acquisition Agreement, (iii) the Company shall have failed to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes a Competing Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s stockholders) within ten (10) Business Days after the commencement of such tender offer or exchange offer, or (iv) the Company’s board of directors shall have failed to publicly reaffirm the Company Recommendation within ten (10) Business Days after the date a Competing Proposal has been publicly announced (or if the Company Stockholder Meeting is scheduled to be held within ten (10) Business Days from the date a Competing Proposal is publicly announced, promptly and in any event prior to the date on which the Company Stockholder Meeting is scheduled to be held);

(f) by the Company, by written notice to Parent, at any time prior to the receipt by the Company of the Company Stockholder Approval, if the Company’s board of directors shall have effected a Change of Company Recommendation in accordance with Section 6.03(d) and has approved, and concurrently with the termination hereunder, the Company enters into a definitive acquisition agreement providing for the implementation of a Superior Proposal, provided that such termination shall not be effective and the Company shall not enter into any such agreement, unless the Company has paid the Company Termination Fee concurrently with such termination in accordance with Section 8.02(b)(i);

(g) by Parent, by written notice to the Company, if a Company Party has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 7.02(a) or 7.02(b) would be incapable of being satisfied by the Outside Date; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.01(g) if any Buyer Party has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 7.03(a) or 7.03(b) would be incapable of being satisfied by the Outside Date;

(h) by the Company, by written notice to Parent, if a Buyer Party has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 7.03(a) or 7.03(b) would be incapable of being satisfied by the Outside Date; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.01(h) if a Company Party has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 7.02(a) or 7.02(b) would be incapable of being satisfied by the Outside Date; or

(i) by the Company, by written notice to Parent, if (x) all of the conditions in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of the notice referenced in clause (y) of this Section 8.01(i) if the Closing were to occur on the date of such notice) have been satisfied or waived, (y) on or after the date the Closing should have occurred pursuant to Section 2.02, the Company has delivered written notice to Parent that all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of such notice if the Closing were to occur on the date of such notice) and the Company and the Operating Partnership are ready, willing and able to consummate the Closing, and (z) the Buyer Parties have failed to consummate the Closing on or before the third Business Day after delivery of the notice referenced in clause (y) of this Section 8.01(i), and the Company and the Operating Partnership were ready, willing and able to consummate the Closing during such three Business Day period.

SECTION 8.02 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Buyer Parties, the Parent Parties or the Company Parties or their respective Representatives, in either case, relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement), in each case whether based on contract, tort, equity or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any Laws or otherwise and whether by or through attempted piercing of the corporate veil, by or through any claim by or on behalf of a party hereto or another person or otherwise, except (i) with respect to the last two sentences of Section 6.07(b), the last two sentences of Section 6.07(d), Section 6.12, the last sentence of Section 6.16, this Section 8.02 and Article IX (and such provisions shall remain in full force and effect following such termination), (ii) the Guaranty and the Confidentiality Agreement (provided that with respect to the Confidentiality Agreement, the Buyer Parties shall each be treated as if they were a party thereto to the same extent as Blackstone Real Estate Advisors L.P.) each continue in full force and effect in accordance with their respective terms and (iii) subject to Section 8.02(d) and Section 9.12, with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by another party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(b) In the event that this Agreement is terminated:

(i) by (A) Parent pursuant to Section 8.01(e) or (B) the Company pursuant to Section 8.01(f), then the Company shall pay to Parent or its designee, within two (2) Business Days following the date of such termination by Parent pursuant to clause (A), or prior to or concurrently with such termination by the Company pursuant to clause (B), the Company Termination Fee;

(ii) (A) by either Parent or the Company pursuant to Section 8.01(b) or Section 8.01(c) or by Parent pursuant to Section 8.01(g), (B) after the date hereof, the Company shall have received a Competing Proposal or any person shall have publicly proposed or publicly disclosed an intention (whether or not conditional) to make a Competing Proposal (and in the case of a termination pursuant to Section 8.01(c), such Competing Proposal or publicly proposed or publicly disclosed intention shall have been made prior to the Company Stockholder Meeting), and (C) within twelve (12) months after the termination of this Agreement, the Company shall have entered into a definitive agreement with respect to any Competing Proposal or any Competing Proposal is consummated, then the Company shall pay to Parent or its designee, within two (2) Business Days after the earlier of entering into a definitive agreement with respect to a Competing Proposal or the consummation of such Competing Proposal, the Company Termination Fee (less any amounts already paid pursuant to Section 8.02(b)(iv)); provided that for purposes of this Section 8.02(b)(ii), the term “Competing Proposal” shall have the meaning assigned to such term, except that all percentages therein shall be changed to “fifty percent (50%)”;

(iii) by the Company pursuant to Section 8.01(h) or Section 8.01(i), then Parent shall promptly pay to the Company or its designee, within two (2) Business Days following the date of such termination, the Parent Termination Fee; or

(iv) by either Parent or the Company pursuant to Section 8.01(c), then the Company shall promptly pay to Parent or its designee, within two (2) Business Days following the date of such termination, all of the documented reasonable out-of-pocket costs and expenses incurred prior to the termination of this Agreement by or on behalf of the Buyer Parties (or their affiliates) in connection this Agreement and the transactions contemplated hereby (including any Debt Financing), including reasonable fees and expenses of the Representatives of the Buyer Parties, up to an aggregate maximum amount of $5,000,000.

(c) In the event that Parent is obligated to pay to the Company the Parent Termination Fee, Parent shall deposit into escrow an amount in cash equal to the Parent Termination Fee with an escrow agent reasonably selected by the Company, after reasonable consultation with Parent, and pursuant to a written escrow agreement (the “Escrow Agreement”) reflecting the terms set forth in this Section 8.02(c) and otherwise reasonably acceptable to each of the Company and the escrow agent. The payment or deposit into escrow of the Parent Termination Fee pursuant to this Section 8.02(c) shall be made by Parent promptly after receipt of notice from the Company that the Escrow Agreement has been executed by the parties thereto. The Escrow Agreement shall provide that the Parent Termination Fee in escrow or the applicable portion thereof shall be released to the Company on an annual basis based upon the delivery by the Company to the escrow agent of any one (or a combination) of the following:

(i) a letter from the Company’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of the Company determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) or 856(c)(3)(A)-(I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to the Company such maximum amount stated in the accountant’s letter;

(ii) a letter from the Company’s counsel indicating that the Company received a private letter ruling from the IRS holding that the receipt by the Company of the Parent Termination Fee would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Company the remainder of the Parent Termination Fee; or

(iii) a letter from the Company’s counsel indicating that the Company has received a tax opinion from the Company’s outside counsel or accountant, respectively, to the effect that the receipt by the Company of the Parent Termination Fee would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Company the remainder of the Parent Termination Fee.

Parent agrees to cooperate in good faith to amend this Section 8.02(c) at the reasonable request of the Company in order to (A) maximize the portion of the Parent Termination Fee that may be distributed to the Company hereunder without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve the Company’s chances of securing the favorable private letter ruling from the IRS described in this Section 8.02(c) or (C) assist the Company in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 8.02(c). The Escrow Agreement shall provide that the Company shall bear all costs and expenses under the Escrow Agreement and that any portion of the Parent Termination Fee held in escrow for ten (10) years shall be released by the escrow agent to Parent. Parent shall not be a party to the Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Escrow Agreement (other than any Taxes of Parent associated with the release of the funds to Parent from the escrow). The Company shall fully indemnify Parent and hold Parent harmless from and against any such liability, cost or expense.

(d) Each of the parties hereto acknowledge that (i) the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the parties hereto would not enter into this Agreement. In no event shall the Company be required to pay more than one Company Termination Fee. If Parent receives the full payment of the Company Termination Fee pursuant to Section 8.02(b) under circumstances where a Company Termination Fee was payable, the receipt by the Parent of the Company Termination Fee shall be the sole and exclusive monetary remedy for any and all losses or damages suffered by the Parent, Merger Sub, Merger Opco or any of their respective affiliates or Representatives in connection with this Agreement (and the termination hereof), the Mergers and the other transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination. The parties agree that such amount is a reasonable forecast of the actual damages which may be incurred and that such payment shall constitute liquidated damages and not a penalty. In the event that Parent or the Company, as the case may be, is required to commence litigation to seek all or a portion of the amounts payable under this Section 8.02, and it prevails in such litigation, it shall be entitled to receive, in addition to all amounts that it is otherwise entitled to receive under this Section 8.02, all reasonable expenses (including attorneys’ fees) which it has incurred in enforcing its rights hereunder.

SECTION 8.03 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors or other governing bodies at any time prior to the Company Merger Effective Time; provided, however, that, after receipt of the Company Stockholder Approval, no amendment or waiver may be made which, by

Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 8.04 Waiver. At any time prior to the Company Merger Effective Time, the Buyer Parties, on the one hand, and the Company Parties, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach or inaccuracy of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) subject to Section 8.03, waive compliance by the other with any of the covenants or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Company Merger Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Company Merger Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Company Merger Effective Time.

SECTION 9.02 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered or sent if delivered in person or sent by facsimile transmission (provided that telephonic confirmation of facsimile transmission is obtained), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice) or (d) when sent if sent by electronic mail (provided notice of receipt by return electronic mail from the recipient is received):

If to the Buyer Parties:

BRE Diamond Hotel Holdings LLC

c/o The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Fax: (212) 583-5712

Attention: Tyler Henritze

Email: Henritze@Blackstone.com

with a copy to (for information purposes only):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Fax: (212) 455-2502

Attention: Brian M. Stadler

Email: bstadler@stblaw.com

If to the Company Parties:

Strategic Hotels & Resorts, Inc.

200 West Madison Street, Suite 1700

Chicago, Illinois 60606

Facsimile: (312) 658-5799

Attention: General Counsel

with copies to (for information purposes only):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Fax: (312) 853-7036

Attention:	Thomas A. Cole
Imad I. Qasim
Email:	tcole@sidley.com
iqasim@sidley.com

SECTION 9.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.04 Entire Agreement. This Agreement (together with the Annexes, Exhibits, Company Disclosure Letter and the other documents delivered pursuant hereto), the Guaranty and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

SECTION 9.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties; provided, however, that, prior to the mailing of the Proxy Statement to the Company’s stockholders, Parent may designate, by written notice of the Company, another wholly-owned direct or indirect Subsidiary to be a party to the Company Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided, further, that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement. Any assignment or transfer in violation of the preceding sentence shall be void.

SECTION 9.06 Parties in Interest. Except for: (a) Article III, with respect to the rights of holders of Shares and Membership Units to receive the Merger Consideration, which shall be for the benefit of any person entitled to such payment thereunder, and (b) Section 6.09, which shall be for the benefit of each Indemnified Party, his or her heirs, executors or administrators and his or her representatives, each of which is hereby intended to be an express third party beneficiary thereof, the Buyer Parties and the Company Parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Article III and Section 6.09 shall not arise unless and until the Company Merger Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 8.04 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 9.07 Mutual Drafting; Interpretation; Headings. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (a) the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; (c) the feminine gender shall include the masculine and neuter genders; and (d) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits,” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.08 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof (other than with respect to issues relating to the Company Merger, duties of directors of the Company, general corporation law and any other provisions set forth herein that are required to be governed by the MGCL).

SECTION 9.09 Venue. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court in the State of Delaware, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 9.10 Waiver of Jury Trial and Certain Damages. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR

OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

SECTION 9.11 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

SECTION 9.12 Specific Performance; Remedies.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, by the Company or the Operating Partnership in accordance with their specific terms or were otherwise breached. Accordingly, the parties acknowledge and agree that the Buyer Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement by the Company or the Operating Partnership and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the Buyer Parties are entitled at law or in equity. Each of the Company and the Operating Partnership further agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the Company and the Operating Partnership hereby waives any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate. The parties hereto agree that neither the Company nor the Operating Partnership shall be entitled to an injunction to prevent breaches of this Agreement by Parent, Merger Sub or Merger Opco or to enforce specifically the terms and provisions of this Agreement or any other equitable relief and that the Company’s and the Operating Partnership’s sole and exclusive remedy relating to a breach of this Agreement by Parent, Merger Sub or Merger Opco or otherwise shall be the remedy set forth in Section 8.02(b)(iii); provided, however, that the Company shall be entitled to seek specific performance to prevent any breach by a Buyer Party of the second sentence of Section 6.05.

(b) The parties further agree (i) the seeking of remedies pursuant to Section 9.12(a) shall not in any respect constitute a waiver by any Buyer Party seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 8.02, in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 9.12(a) are not available or otherwise are not granted, (ii) nothing set forth in this Agreement shall require a Buyer Party to institute any proceeding for (or limit a Buyer Party’s right to institute any proceeding for) specific performance under this Section 9.12 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding by a Buyer Party seeking remedies pursuant to Section 9.12(a) or anything set forth in this Section 9.12 restrict or limit Parent’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter and (iii) each of the Company and the Operating Partnership hereby waives any requirement for the Buyer Parties to post any bond or other security as a condition to institute any proceeding for specific performance under Section 9.12(a).

(c) Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of the Buyer Parties for any losses, damages, costs or expenses of the Company Parties or its affiliates relating to the failure of the transactions contemplated by this Agreement to be consummated, or a breach of this Agreement by the Buyer Parties, shall be limited to an amount equal to (x) $400,000,000, plus (y) the Parent’s indemnification and reimbursement obligations pursuant to the last two sentences of Section 6.07(b), the last two sentences of Section 6.07(d), the last sentence of Section 6.16 and the last sentence of Section 8.02(d) (collectively, the “Liability Limitation”), and in no event shall the Company Parties or any of their affiliates seek any amount in excess of the Liability Limitation in connection with this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise.

(d) Each of the Company Parties agrees that it has no right of recovery against, and no personal liability shall attach to, any of the Parent Parties (other than Parent, Merger Sub or Merger Opco to the extent provided in this Agreement and Blackstone Real Estate Advisors L.P. to the extent provided in the Confidentiality Agreement), through Parent, Merger Sub or Merger Opco or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent, Merger Sub or Merger Opco against any Parent Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise, except for its rights to recover from the Guarantor (but not any other Parent Party) under and to the extent provided in the Guaranty and subject to the Liability Limitation and the other limitations described therein. Recourse against the Guarantor under the Guaranty shall be the sole and exclusive remedy of the Company, the Operating Partnership and their respective affiliates against the Guarantor and any other Parent Party (other than Parent, Merger Sub or Merger Opco to the extent provided in this Agreement and Blackstone Real Estate Advisors L.P. to the extent provided in the Confidentiality Agreement) in connection with this Agreement, the Equity Commitment Letter or the transactions contemplated hereby and thereby (including any Debt Financing) or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, in tort or otherwise. Without limiting the rights of the Company Parties against Parent, Merger Sub or Merger Opco hereunder and Blackstone Real Estate Advisors L.P. under the Confidentiality Agreement, in no event shall the Company Parties or their affiliates seek to enforce this Agreement or the Equity Commitment Letter against, make any claims for breach of this Agreement or the Equity Commitment Letter against, or seek to recover damages from, any other Parent Party (other than the Guarantor to the extent provided in the Guaranty and subject to the Liability Limitation and the other limitations described therein).

(e) None of the officers, directors or stockholders of the Company, the holders of Membership Units (other than the Company or any Company Subsidiary) or the officers, directors or managers (who are individuals) of the Company Subsidiaries shall be personally bound or have any personal liability hereunder. The Buyer Parties shall look solely to the assets of the Company Parties for satisfaction of any liability of the Company Parties with respect to this Agreement. The Buyer Parties will not seek recourse or commence any action against any of the stockholders of the Company or the holders of Membership Units (other than the Company or any Company Subsidiary) or any of their personal assets, and will not commence any action for money judgments against any of the officers, directors or managers (who are individuals) of the Company or of the Company Subsidiaries or seek recourse against any of their personal assets, for the performance or payment of any obligation of the Company Parties hereunder.

* * * * * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

BRE DIAMOND HOTEL HOLDINGS LLC

By:	/s/ Tyler Henritze
Name: Tyler Henritze
Title: Senior Managing Director

BRE DIAMOND HOTEL LLC

By:	/s/ Tyler Henritze
Name: Tyler Henritze
Title: Senior Managing Director

BRE DIAMOND HOTEL ACQUISITION LLC

By:	/s/ Tyler Henritze
Name: Tyler Henritze
Title: Senior Managing Director

STRATEGIC HOTELS & RESORTS, INC.

By:	/s/ Raymond L. Gellein, Jr.
Name: Raymond L. Gellein, Jr.
Title: President & Chief Executive Officer

STRATEGIC HOTEL FUNDING, L.L.C.
By: Strategic Hotels & Resorts, Inc., its managing member

By:	/s/ Raymond L. Gellein, Jr.
Name: Raymond L. Gellein, Jr.
Title: President & Chief Executive Officer

Signature page to Merger Agreement